Exhibit 99.3

EXECUTION VERSION

COMMITMENT AGREEMENT (EQUITY)

AMONG

PACIFIC DRILLING S.A.,

THE COMMITMENT PARTIES PARTY HERETO,

THE RESERVE PARTIES PARTY HERETO,

AND

QUANTUM PACIFIC (GIBRALTAR) LIMITED

Dated as of September 27, 2018

i

TABLE OF CONTENTS (cont’d)

ii

TABLE OF CONTENTS (cont’d)

SCHEDULE

Schedule 1	Commitment Schedule

EXHIBITS

Exhibit A	Global Settlement
Exhibit B	Form of Rights Offering Procedures
Exhibit C	Form of Transfer Notice
Exhibit D	Form of Joinder Agreement

iii

COMMITMENT AGREEMENT (EQUITY)

THIS COMMITMENT AGREEMENT (EQUITY) (this “Agreement”), dated as of September 27, 2018, is made by and among Pacific Drilling S.A., a Luxembourg public limited liability company and the ultimate parent of each of the other Debtors (as the debtor in possession and a reorganized debtor, as applicable, the “Company”), on behalf of itself and each of the other Debtors (as defined below), and each Commitment Party (as defined below), each Reserve Party (as defined below) and Quantum Pacific (Gibraltar) Limited (“QPGL”). Each of the Company, each Commitment Party, each Reserve Party and QPGL is referred to herein, individually, as a “Party” and, collectively, as the “Parties.” Capitalized terms that are used but not otherwise defined in this Agreement shall have the meanings given to them in Section 1.1 hereof.

RECITALS

WHEREAS, the Company has filed a revised proposed plan of reorganization dated August 31, 2018 (as may be amended from time to time, the “Plan”) in its jointly administered cases (the “Chapter 11 Cases”) under Title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (as it may be amended from time to time, the ”Bankruptcy Code”), in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);

WHEREAS, the Company, the Commitment Parties, the Reserve Parties (as defined below) and QPGL entered into a Global Settlement Term Sheet, dated as of August 15, 2018 (the “Global Settlement”), a copy of which is attached hereto as Exhibit A;

WHEREAS, pursuant to the Plan, the Reorganized Company intends to (a) issue and sell $750.0 million aggregate principal amount of senior secured notes (the “New Secured Notes”), (b) issue $250.0 million aggregate principal amount of New Second Lien PIK Toggle Notes (the “New Second Lien PIK Toggle Notes”) (plus additional New Second Lien PIK Toggle Notes in an aggregate principal amount equal to a commitment premium), (c) obtain at least $500 million of cash proceeds from the issuance of common equity on the effective date of the Plan, and (d) ensure that there is at least $400 million of cash on hand of the Company and its subsidiaries on the effective date of the Plan (collectively, the “Plan Financing Transactions”);

WHEREAS, as part of the Plan Financing Transactions, pursuant to the Plan and this Agreement, and in accordance with the Rights Offering Procedures, the Company, on behalf of the Reorganized Company, will conduct a (i) $460.0 million equity rights offering (the “Rights Offering”) for the Rights Offering Shares and (ii) $40.0 million private placement (the “QP Private Placement”) to QPGL for the QP Private Placement Shares at an aggregate purchase price equal to the Investment Amount and a per-share purchase price equal to the Per Share Purchase Price and, on the Effective Date, the Reorganized Company shall assume and perform any remaining obligations with respect to the Investment and issue the Investment Shares;1

[1]

For the avoidance of doubt, the Rights Offering Shares and the QP Private Placement Shares in the foregoing clauses (i) and (ii), respectively, do not include any New Common Shares to be issued to the Commitment Parties pursuant to the Commitment Premium.

WHEREAS, subject to the terms and conditions contained in this Agreement, each Commitment Party has agreed (on a several and not joint basis) to (i) fully exercise all Subscription Rights (as defined below) that are or will be owned by it and (ii) purchase its Commitment Percentage (as defined below) of the Unsubscribed Shares, if any, as set forth in this Agreement;

WHEREAS, subject to the terms and conditions contained in this Agreement, each Reserve Party has agreed to fully exercise all Subscription Rights (as defined below) that are or will be owned by it;

WHEREAS, subject to the terms and conditions contained in this Agreement, QPGL has agreed that it will purchase the QP Private Placement Shares; and

NOW, THEREFORE, in consideration of the mutual promises, agreements, representations, warranties and covenants contained herein, the Company (on behalf of itself and each other Debtor) and each of the Commitment Parties, each of the Reserve Parties and QPGL hereby agrees as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Except as otherwise expressly provided in this Agreement, whenever used in this Agreement (including any Exhibits and Schedules hereto), the following terms shall have the respective meanings specified therefor below or in the Plan, as applicable:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, Controls or is Controlled by or is under common Control with such Person, and shall include the meaning of “affiliate” set forth in section 101(2) of the Bankruptcy Code. “Affiliated” has a correlative meaning.

“Affiliate Transferee” has the meaning set forth in Section 2.6(d).

“Affiliated Fund” means any investment fund the primary investment advisor to or manager of which is a Commitment Party or Reserve Party, as applicable, or an Affiliate thereof.

“Agreement” has the meaning set forth in the Preamble.

“Alternative DIP Proposal” means any inquiry, proposal, offer, bid, term sheet, or discussion with respect to a debtor-in-possession financing to be extended as a component of the Restructuring Transactions (as defined in the Plan) whereby the Debtors use of some or all of the Debtors’ existing cash held at Debtor Group B (as defined in the Plan) in lieu of, and on more favorable terms than, the DIP Financing contemplated in the DIP Financing Term Sheet, provided, that the Alternative DIP Proposal (a) shall not provide for priming liens on the prepetition collateral described in the Revolving Credit Facility (as defined in the Plan), the Term Loan B Credit Agreement (as defined in the Plan), 2017 Notes (as defined in the Plan), 2020 Notes (as defined in the Plan) and (b) shall be on terms reasonably acceptable to the Required Consenting Creditors.

“Antitrust Authorities” means the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity, whether domestic or foreign, having jurisdiction pursuant to the Antitrust Laws, and “Antitrust Authority” means any of them.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and any other Law, whether domestic or foreign, governing agreements in restraint of trade, monopolization, pre-merger notification, the lessening of competition through merger or acquisition or anti-competitive conduct, and any foreign investment Laws.

“Applicable Consent” has the meaning set forth in Section 4.6.

“Approval Order” means an order of the Bankruptcy Court (i) approving the entry into this Agreement by the Parties and the Commitment Premium and (ii) providing that the Commitment Premium shall constitute allowed administrative expenses of the Debtors’ estates as provided in this Agreement.

“Articles of Association” means the articles of association of the Reorganized Company as in effect on the Effective Date.

“Available Shares” means the Commitment Shares that any Commitment Party fails to purchase as a result of a Commitment Party Default by such Commitment Party.

“Bankruptcy Code” has the meaning set forth in the Recitals.

“Bankruptcy Court” has the meaning set forth in the Recitals.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, 28 U.S.C. § 2075, as applicable to the Chapter 11 Cases and the general, local, and chambers rules of the Bankruptcy Court.

“Business Day” means any day, other than a Saturday, Sunday or legal holiday, as defined in Bankruptcy Rule 9006(a).

“Bylaws” means the bylaws of the Reorganized Company, which shall become effective as of the Effective Date.

“Chapter 11 Cases” has the meaning set forth in the Recitals.

“Claim” has the meaning set forth in section 101(5) of the Bankruptcy Code.

“Closing” has the meaning set forth in Section 2.5(a).

“Closing Date” has the meaning set forth in Section 2.5(a).

“Commitment” has the meaning set forth in Section 2.2.

“Commitment Agreement Approval Obligations” means the obligations of the Company and the other Debtors under this Agreement and the Approval Order.

“Commitment Party” means the Commitment Parties set forth on Schedule 1 hereto, acting in their capacity as such and including each of their permitted successors and assigns.

“Commitment Party Default” means the failure by any Commitment Party to (a) deliver and pay (or cause to be delivered and paid) the aggregate Per Share Purchase Price for such Commitment Party’s Commitment Percentage of any Unsubscribed Shares by the Escrow Account Funding Date in accordance with Section 2.4(b) or (b) fully exercise all Subscription Rights that are owned by it (or its managed funds or accounts) as of the Rights Offering Expiration Time pursuant to the Rights Offering and deliver and pay (or cause to be delivered and paid) the aggregate Per Share Purchase Price for such Commitment Party’s Pro Rata Claim Shares pursuant to such exercise by the Escrow Account Funding Date.

“Commitment Party Replacement” has the meaning set forth in Section 2.3(a).

“Commitment Party Replacement Period” has the meaning set forth in Section 2.3(a).

“Commitment Percentage” means, with respect to any Commitment Party, such Commitment Party’s percentage of the Commitment as set forth opposite such Commitment Party’s name under the column titled “Commitment Percentage” on the Commitment Schedule. Any reference to “Commitment Percentage” in this Agreement means the Commitment Percentage in effect at the time of the relevant determination.

“Commitment Premium” has the meaning set forth in Section 3.1.

“Commitment Schedule” means Schedule 1 to this Agreement, as may be amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“Commitment Shares” means, without duplication, the Pro Rata Claim Shares and the Unsubscribed Shares issued pursuant to the Commitment.

“Company” has the meaning set forth in the Preamble.

“Company Plan” means any employee pension benefit plan, as such term is defined in Section 3(2) of ERISA (other than a Multiemployer Plan), subject to the provisions of Title IV of ERISA or Section 412 or 430 of the Code or Section 302 of ERISA, and (i) sponsored or maintained (at the time of determination or at any time within the six years prior thereto) by any of the Debtors or any ERISA Affiliate, or with respect to which any such entity has any actual or contingent liability or obligation or (ii) in respect of which any of the Debtors or any ERISA Affiliate is (or, if such plan were terminated, could under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Company SEC Documents” means all of the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed with or furnished to the SEC by the Company.

“Confirmation Order” means a Final Order of the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

“Contract” means any agreement, contract or instrument, including any loan, note, bond, mortgage, indenture, guarantee, deed of trust, license, franchise, commitment, lease, franchise agreement, letter of intent, memorandum of understanding or other obligation, and any amendments thereto, whether written or oral, but excluding the Plan.

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or agency or otherwise.

“Debtors” means, collectively Pacific Drilling S.A. and its direct and indirect Subsidiaries, as the debtors in possession and reorganized debtors, as applicable.

“Defaulting Commitment Party” means in respect of a Commitment Party Default that is continuing, the applicable defaulting Commitment Party.

“Defaulting Reserve Party” means in respect of a Reserve Party Default that is continuing, the applicable defaulting Reserve Party.

“DIP Financing” means that certain debtor-in-possession financing facility proposed pursuant to the Motion of Debtors Pursuant to Sections 105, 361, 362, 363, 364, 507, and 552(b), and Fed. R. Bankr. P. 2002, 4001, 6004, and 9014 for an Order (I) Authorizing the Debtors to Obtain Senior Secured Postpetition Financing and (II) Granting Related Relief [ECF No. 534].

“Disclosure Statement” means a disclosure statement with respect to the Plan that has been filed pursuant to section 1125 of the Bankruptcy Code.

“Disclosure Statement Order” means the order(s) of the Bankruptcy Court approving the Disclosure Statement and the other Solicitation Materials (including the Rights Offering Procedures).

“Effective Date” means the date upon which (a) no stay of the Confirmation Order is in effect, (b) all conditions precedent to the effectiveness of the Plan (or each respective Plan, if separate) have been satisfied or are expressly waived in accordance with the terms thereof, as the case may be, and (c) the Plan Financing Transactions and the other transactions to occur pursuant to the Plan become effective or are consummated.

“Entity” shall have the meaning set forth in section 101(15) of the Bankruptcy Code.

“Environmental Laws” means all applicable laws (including common law), rules, regulations, codes, ordinances, orders in council, Orders, decrees, treaties, directives, judgments or legally binding agreements promulgated or entered into by or with any Governmental Entity, relating in any way to the environment, preservation or reclamation of natural resources, the generation, management, Release or threatened Release of, or exposure to, any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any of the Debtors, is, or at any relevant time during the past six years was, treated as a single employer under any provision of Section 414 of the Code.

“ERISA Event” means (a) any Reportable Event with respect to a Company Plan; (b) any failure by any Company Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Company Plan, whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Company Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Company Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the incurrence by any of the Debtors or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Company Plan, including the imposition of any Lien in favor of any Company Plan or Multiemployer Plan; (e) a determination that any Company Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303 of ERISA or Section 430 of the Code); (f) the receipt by any of the Debtors or any ERISA Affiliate from a plan administrator of any notice relating to an intention to terminate any Company Plan or to appoint a trustee to administer any Company Plan under Section 4042 of ERISA; (g) the incurrence by any of the Debtors or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Company Plan or Multiemployer Plan; (h) the receipt by any of the Debtors or any ERISA Affiliate of any notice concerning the impending imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, “insolvent” (within the meaning of Section 4245 of ERISA), or in “endangered” or “critical status” (within the meaning of Section 305 of ERISA or Section 432 of the Code); (i) the conditions for imposition of a Lien under Section 303(k) of

ERISA or Section 430(k) of the Code shall have been met with respect to any Company Plan; (j) the adoption of an amendment to a Company Plan requiring the provision of security to such Company Plan pursuant to Section 307 of ERISA; (k) the assertion of a material claim (other than routine claims for benefits) against any Company Plan or the assets thereof, or against any of the Debtors in connection with any Company Plan; or (l) receipt from the IRS of notice of the failure of any Company Plan (or any other employee benefit plan intended to be qualified under Section 401(a) of the Code) to qualify under Section 401(a) of the Code, or the failure of any trust forming part of any Company Plan to qualify for exemption from taxation under Section 501(a) of the Code.

“Escrow Account” has the meaning set forth in Section 2.4(a).

“Escrow Account Funding Date” has the meaning set forth in Section 2.4(b).

“Event” means any event, development, occurrence, circumstance, effect, condition, result, state of facts or change.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Filing Party” has the meaning set forth in Section 6.12(b).

“Final Order” means, as applicable, an Order of the Bankruptcy Court or other court of competent jurisdiction with respect to the relevant subject matter that has not been reversed, stayed, modified, or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be filed has been resolved by the highest court to which the Order could be appealed or from which certiorari could be sought or the new trial, reargument, or rehearing shall have been denied, resulted in no modification of such Order, or has otherwise been dismissed with prejudice.

“Funding Notice” has the meaning set forth in Section 2.4(a).

“Funding Notice Date” has the meaning set forth in Section 2.4(a).

“GAAP” means United States generally accepted accounting principles.

“Global Settlement” has the meaning set forth in the recitals.

“Governmental Entity” has the meaning of “governmental unit” set forth in section 101(27) of the Bankruptcy Code.

“Hazardous Materials” means all pollutants, contaminants, wastes, chemicals, materials, substances and constituents, including explosive or radioactive substances or petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls or radon gas, of any nature subject to regulation or which can give rise to liability under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“Indemnified Claim” has the meaning set forth in Section 8.2.

“Indemnified Person” has the meaning set forth in Section 8.1.

“Indemnifying Party” has the meaning set forth in Section 8.1.

“Intellectual Property Rights” has the meaning set forth in Section 4.12.

“Investment” means the Rights Offering and the QP Private Placement in the aggregate amount equal to the Investment Amount, which are (a) undertaken in connection with the Plan Financing Transactions, (b) undertaken on the terms described in the Plan and this Agreement, and in accordance with the Rights Offering Procedures, and (c) subject to Section 2.3(g), backstopped in full by the Commitment Parties in the manner described in this Agreement.

“Investment Amount” means an amount equal to $500.0 million.

“Investment Shares” means the Rights Offering Shares, the QP Private Placement Shares and the Unsubscribed Shares, which aggregate number of Investment Shares shall be in an amount equal to 48,015,365.

“IRS” means the United States Internal Revenue Service.

“Joint Filing Party” has the meaning set forth in Section 6.12(c).

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry of their direct reports, of the chief executive officer, chief financial officer, chief operating officer and general counsel of the Company. As used herein, “actual knowledge” means information that is personally known by the listed individual(s).

“Law” means any law (statutory or common), statute, regulation, rule, code or ordinance enacted, adopted, issued or promulgated by any Governmental Entity.

“Legal Proceedings” has the meaning set forth in Section 4.10.

“Legend” has the meaning set forth in Section 6.11.

“Lien” means any lien, adverse claim, charge, option, right of first refusal, servitude, security interest, mortgage, pledge, deed of trust, easement, encumbrance, restriction on transfer, conditional sale or other title retention agreement, defect in title, lien or judicial lien as defined in sections 101(36) and (37) of the Bankruptcy Code or other restrictions of a similar kind.

“Losses” has the meaning set forth in Section 8.1.

“Material Adverse Effect” means any Event, which individually, or together with all other Events, has had or would reasonably be expected to have a material and adverse effect on (a) the business, assets, liabilities, finances, properties, results of operations or condition (financial or otherwise) of the Debtors, taken as a whole, or (b) the ability of the Debtors, taken as a whole, to perform their obligations under, or to consummate the transactions contemplated by, this Agreement, including the Investment, in each case, except to the extent such Event results from, arises out of, or is attributable to, the following (either alone or in combination): (i) any change after the date hereof in global, national or regional political conditions (including hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or material worsening of any such hostilities, acts of war, sabotage, terrorism or military actions existing or underway) or in the general business, market, financial or economic conditions affecting the industries, regions and markets in which the Debtors operate, including any change in the United States or applicable foreign economies or securities, commodities or financial markets, or force majeure events or “acts of God”; (ii) any changes after the date hereof in applicable Law or GAAP, or in the interpretation or enforcement thereof; (iii) the execution, announcement, disclosure in Company SEC Documents, or performance of this Agreement or the other agreements executed or announced in connection with the Plan Financing Transactions (including any act or omission of the Debtors expressly required or prohibited, as applicable, by this Agreement or consented to or required by the Requisite Commitment Parties in writing); (iv) changes in the market price or trading volume of the claims or equity or debt securities of the Debtors (but not the underlying facts giving rise to such changes unless such facts are otherwise excluded pursuant to the clauses contained in this definition); (v) the filing or pendency of the Chapter 11 Cases; (vi) declarations of national emergencies in the United States or natural disasters in the United States; (vii) any matters expressly disclosed in the Disclosure Statement; (viii) the occurrence of a Commitment Party Default; or (ix) the departure of officers or directors of any of the Debtors not in contravention of the terms and conditions of this Agreement (but not the underlying facts giving rise to such departure unless such facts are otherwise excluded pursuant to the clauses contained in this definition); provided, that the exceptions set forth in clauses (i) and (ii) shall not apply to the extent that such Event is disproportionately adverse to the Debtors, taken as a whole, as compared to other companies in the industries in which the Debtors operate.

“Material Contracts” means all material definitive agreements that the Debtors are required to file under the requirements of Section 13 or 15 of the Exchange Act.

“Money Laundering Laws” has the meaning set forth in Section 4.23.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any of the Debtors is making or accruing an obligation to make contributions, or each such plan with respect to which any such entity has any liability or obligation (including on account of an ERISA Affiliate).

“New Common Shares” means the shares of common stock that constitute equity interests in the Reorganized Company.

“New Second Lien PIK Toggle Notes” has the meaning set forth in the Preamble.

“New Secured Notes” has the meaning set forth in the Preamble.

“New Shareholders Agreement” has the meaning set forth in the Plan.

“Order” means any judgment, order, award, injunction, writ, permit, license or decree of any Governmental Entity or arbitrator of applicable jurisdiction.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Party” has the meaning set forth in the Preamble.

“Per Share Purchase Price” shall mean $10.413334.

“Permitted Liens” means (a) Liens for Taxes that (i) are not yet delinquent or (ii) are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto; (b) landlord’s, operator’s, vendors’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s and other similar Liens for labor, materials or supplies or other like Liens arising by operation of law in the ordinary course of business or incident to the exploration, development, operation and maintenance of oil and gas properties provided with respect to any Real Property or personal property incurred in the ordinary course of business consistent with past practice and as otherwise not prohibited under this Agreement, for amounts that are not more than sixty (60) days delinquent and that do not materially detract from the value of, or materially impair the use of, any of the Real Property or personal property of any of the Debtors, or, if for amounts that do materially detract from the value of, or materially impair the use of, any of the Real Property or personal property of any of the Debtors, if such Lien is being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto; (c) zoning, building codes and other land use Laws regulating the use or occupancy of any Real Property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such Real Property; provided, that no such zoning, building codes and other land use Laws prohibit the use or occupancy of such Real Property; (d) easements, covenants, conditions, minor encroachments, restrictions on transfer and other similar matters affecting title to any Real Property (including any title retention agreement) and other title defects and encumbrances that do not or would not materially impair the ownership, use or occupancy of such Real Property or the operation of the Debtors’ business; (e) Liens granted under any Contracts, in each case, to the extent the same are ordinary and customary in the oil and gas business and do not or would not materially impair the ownership, use or occupancy of any Real Property or the operation of the Debtors’ business and which are for claims not more than sixty (60) days delinquent or, if such claim does materially impair such ownership, use, occupancy or operation and are for obligations that are more than sixty (60) days delinquent, are being contested in good faith by appropriate proceedings and for which adequate reserves have been made with respect thereto; (f) mortgages on a lessor’s interest in a lease or sublease; provided, that no foreclosure proceedings have been duly filed (unless, in such case, such mortgage has been subordinated to the applicable lease); and (g) Liens that, pursuant to the Plan and the Confirmation Order, will be discharged and released on the Effective Date.

“Person” means an individual, firm, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, association, trust, Governmental Entity or other entity or organization.

“Plan” has the meaning set forth in the Preamble.

“Plan Financing Transactions” has the meaning set forth in the recitals.

“Plan Supplement” means the compilation of documents and forms of documents, schedules, and exhibits to the Plan (as amended, supplemented, or modified from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules), including without limitation disclosure required under section 1129(a)(5) of the Bankruptcy Code, to be filed by the Debtors no later than 14 days before the Confirmation Hearing, and additional documents or amendments to previously filed documents, filed before the Effective Date as amendments to the Plan Supplement, including the following, as applicable: (a) the Reorganized Company Organizational Documents; (b) a list of retained causes of action; (c) the Schedule of Assumed Executory Contracts and Unexpired Leases that the Debtors intend to assume under the Plan; (d) the Schedule of Rejected Executory Contracts and Unexpired Leases that the Debtors intend to reject under the Plan; (e) the New Shareholders Agreement; and (f) any and all other documentation necessary to effectuate the Plan.

“Pre-Closing Period” has the meaning set forth in Section 6.3.

“Pro Rata Claim Shares” has the meaning set forth in Section 2.2.

“QPGL” means Quantum Pacific (Gibraltar) Limited.

“QP Certification” has the meaning set forth in Section 2.4(c).

“QP Commitment” has the meaning set forth in Section 2.2(b).

“QP Escrow Account” has the meaning set forth in Section 2.4(c).

“QP Group” has the meaning set forth in the Application of Quantum Pacific (Gibraltar) Limited Pursuant to 11 U.S.C. §§ 503(b)(3)(D) and 503(b)(4) for Allowance and Reimbursement of Reasonable Professional Fees and Actual, Necessary Expenses in Making a Substantial Contribution in these Chapter 11 Cases, filed on August 2, 2018 [Docket No. 458].

“QP Private Placement” has the meaning set forth in the Recitals.

“QP Private Placement Shares” means 3,841,229 New Common Shares issued in the QP Private Placement with an aggregate purchase price of $40.0 million, which shall be subscribed for by QPGL.

“Real Property” means, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned in fee or leased by any of the Debtors, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures incidental to the ownership or lease thereof.

“Related Party” means, with respect to any Person, (a) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of such Person and (b) any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing.

“Related Purchaser” has the meaning set forth in Section 2.6(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing or migrating. “Released” has a correlative meaning.

“Reorganized Company” means Pacific Drilling S.A. from and after the Effective Date.

“Reorganized Company Organizational Documents” means, collectively, the Articles of Association, Bylaws and any other organizational documents for the Reorganized Company.

“Reorganized Debtors” means the Reorganized Company and its direct and indirect subsidiaries from and after the Effective Date.

“Replacing Commitment Parties” has the meaning set forth in Section 2.3(b).

“Reportable Event” means any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30 day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a Company Plan.

“Representatives” means, with respect to any Person, such Person’s directors, officers, members, partners, managers, employees, agents, investment bankers, attorneys, accountants, advisors and other representatives.

“Requisite Commitment Parties” means Commitment Parties holding Commitments with respect to Commitment Shares representing at least sixty-six and two-thirds percent (66-2/3%) of all Commitment Shares at the time of the relevant determination.

“Reserve Party” means the Reserve Parties that are signatories to this Agreement, acting in their capacity as such and including each of their permitted successors and assigns.

“Reserve Party Commitment” has the meaning set forth in Section 2.2(a).

“Reserve Party Default” means the failure by any Reserve Party to fully exercise all Subscription Rights that are owned by it (or its managed funds or accounts) as of the Rights Offering Expiration Time pursuant to the Rights Offering and duly purchase all Pro Rata Claim Shares pursuant to such exercise, in accordance with this Agreement and the Plan.

“Reserve Party Ultimate Purchaser” has the meaning set forth in Section 2.6(c).

“Rights Offering” has the meaning set forth in the Recitals.

“Rights Offering Commencement Date” means the date on which the Rights Offering commences pursuant to the Rights Offering Procedures.

“Rights Offering Expiration Time” means (i) the time and date by which the Rights Offering Participants must duly deliver the rights offering subscription forms to the Rights Offering Subscription Agent in accordance with the Rights Offering Procedures and the Rights Offering Participants other than the Commitment Parties deliver and pay (or cause to be delivered and paid) the applicable aggregate Per Share Purchase Price (a) in the case of Rights Offering Participants that are not Commitment Parties or Reserve Parties, to a segregated bank account of the Rights Offering Subscription Agent designated by the Rights Offering Subscription Agent and (b) in the case of a Reserve Party, into the Escrow Account or, at the option of such Reserve Party, to a segregated bank account of the Rights Offering Subscription Agent designated by the Rights Offering Subscription Agent as set forth and in accordance with the Rights Offering Procedures and (ii) the time and date by which QPGL must deliver and pay (or cause to be delivered and paid) into the QP Escrow Account or, at the option of QPGL, to a segregated bank account of the Rights Offering Subscription Agent designated by the Rights Offering Subscription Agent the Per Share Purchase Price for the QP Private Placement Shares as set forth and in accordance with the Rights Offering Procedures.

“Rights Offering Materials” means the offering materials to be provided to parties solicited to participate in the Rights Offering and QP Private Placement.

“Rights Offering Participants” means those Persons (including the Commitment Parties and the Reserve Parties) who duly subscribe for Rights Offering Shares in accordance with the Rights Offering Procedures.

“Rights Offering Procedures” means the procedures with respect to the Rights Offering that are approved by the Bankruptcy Court pursuant to the Disclosure Statement Order, which procedures shall be in form and substance substantially as set forth on Exhibit B hereto, as may be modified in a manner that is reasonably acceptable to the Requisite Commitment Parties, the Company, and QPGL (solely as it relates to the QP Private Placement).

“Rights Offering Shares” means the New Common Shares (including all Pro Rata Claim Shares purchased by the Commitment Parties and the Reserve Parties in accordance with this Agreement) offered and sold in the Rights Offering in accordance with the Rights Offering Procedures, which aggregate number of Rights Offering Shares shall be in an amount equal to 44,174,136.

“Rights Offering Subscription Agent” means a subscription agent appointed by the Company and reasonably satisfactory to the Requisite Commitment Parties.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solicitation Materials” means solicitation materials with respect to the Plan, together with the Disclosure Statement.

“Subscription Rights” means the subscription rights to purchase the Rights Offering Shares issued pursuant to the Rights Offering.

“Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture or other legal entity as to which such Person (either alone or through or together with any other subsidiary), (a) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, (b) has the power to elect a majority of the board of directors or similar governing body, or (c) has the power to direct the business and policies.

“Taxes” means all taxes, assessments, duties, levies or other mandatory governmental charges paid or payable to a Governmental Entity, including all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, excise, severance, windfall profits, stamp, payroll, social security, withholding and other taxes, assessments, duties, levies or other mandatory governmental charges of any kind whatsoever paid to a Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest thereon and shall include any liability for such amounts as a result of being a member of a combined, consolidated, unitary or affiliated group. For the avoidance of doubt, such term shall exclude any tax, penalties or interest thereon that result or have resulted from the non-payment of royalties.

“Transaction Agreements” has the meaning set forth in Section 4.2(a).

“Transfer” means to sell, transfer, assign, pledge, hypothecate, participate, donate or otherwise encumber or dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales or other transactions in which any Person receives the right to own or acquire any current or future interest in a Subscription Right), an Investment Share, New Common Share or Commitment (or any portion thereof). “Transfer” used as a noun has a correlative meaning.

“Ultimate Purchaser” has the meaning set forth in Section 2.6(b).

“Unlegended Shares” has the meaning set forth in Section 6.8.

“Unsubscribed Shares” means any (a) Rights Offering Shares that have not been duly purchased in the Rights Offering (including any Pro Rata Claim Shares that any Reserve Party fails to purchase as a result of a Reserve Party Default by such Reserve Party) by the Rights Offering Participants that are not Commitment Parties in accordance with the Rights Offering Procedures and the Plan and (b) QP Private Placement Shares that have not been purchased in the QP Private Placement by QPGL.

“Willful or intentional breach” has the meaning set forth in Section 9.5.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan.

Section 1.2 Construction. In this Agreement, unless the context otherwise requires:

(a) references to Articles, Sections, Exhibits and Schedules are references to the articles and sections or subsections of, and the exhibits and schedules attached to, this Agreement;

(b) references in this Agreement to “writing” or comparable expressions include a reference to a written document transmitted by means of electronic mail in portable document format (pdf), facsimile transmission or comparable means of communication;

(c) words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;

(d) the words “hereof,” “herein,” “hereto” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, including all Exhibits and Schedules attached to this Agreement, and not to any provision of this Agreement;

(e) the term “this Agreement” shall be construed as a reference to this Agreement as the same may have been, or may from time to time be, amended, modified, varied, novated or supplemented;

(f) “include,” “includes” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words;

(g) references to “day” or “days” are to calendar days;

(h) references to “the date hereof” means the date of this Agreement;

(i) unless otherwise specified, references to a statute means such statute as amended from time to time and includes any successor legislation thereto and any rules or regulations promulgated thereunder in effect from time to time; and

(j) references to “dollars” or “$” refer to currency of the United States of America, unless otherwise expressly provided.

ARTICLE II

COMMITMENT

Section 2.1 The Investment; Subscription Rights. On and subject to the terms and conditions hereof, including entry of the Approval Order, the Company, on behalf of the Reorganized Company, shall conduct the Rights Offering and the QP Private Placement pursuant to and in accordance with the Rights Offering Procedures, the Disclosure Statement Order, the Approval Order, and the Plan as applicable. If reasonably requested by the Requisite Commitment Parties, from time to time prior to the Rights Offering Expiration Time (and any extensions thereto), the Company shall notify, or cause the Rights Offering Subscription Agent to notify, as soon as practicable and, in any event, within forty-eight (48) hours of receipt of such request by the Company, the Commitment Parties of the aggregate number of Subscription Rights known by the Company or the Rights Offering Subscription Agent to have been exercised pursuant to the Rights Offering as of the most recent practicable time before such request. The parties agree that the Rights Offering will be conducted in reliance upon the exemption from registration under the Securities Act provided in Section 1145 of the Bankruptcy Code and Section 4(a)(2) of the Securities Act, as applicable. All Rights Offering Shares (other than the Unsubscribed Shares purchased by the Commitment Parties in accordance with this Agreement) will be issued in reliance upon the exemption from registration under the Securities Act provided in Section 1145 of the Bankruptcy Code, and the Disclosure Statement shall include a statement to such effect. The offer and sale of the New Common Shares to be issued pursuant to the Commitment Premium, any Unsubscribed Shares purchased by the Commitment Parties pursuant to this Agreement and the QP Private Placement Shares will be made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act or another available exemption from registration under the Securities Act, and the Disclosure Statement shall include a statement to such effect.

Section 2.2 The Commitment.

(a) On and subject to the terms and conditions hereof, including entry of the Approval Order, each Commitment Party and Reserve Party agrees, severally and not jointly, to fully exercise (or cause certain of its and its affiliates’ managed funds and/or accounts to fully exercise) all Subscription Rights that are owned by it (or such managed funds or accounts) as of the Rights Offering Expiration Time pursuant to the Rights Offering and duly purchase all Rights Offering Shares issuable to it pursuant to such exercise (collectively, the “Pro Rata Claim Shares”), in accordance with the Rights Offering Procedures and the Plan (with respect to each of the Reserve Parties, the “Reserve Party Commitment”); provided, that, in each case, any Defaulting Commitment Party shall be liable to each non-Defaulting Commitment Party, the Company and the Reorganized Debtors as a result of any breach of its obligations hereunder. On and subject to the terms and conditions hereof, including the entry of the Confirmation Order, each Commitment Party agrees, severally and not jointly, to purchase (or cause certain of its and its affiliates’ managed funds and/or accounts to purchase), and the Reorganized Company shall sell to such Commitment Party (or such managed funds or accounts), on the Closing Date for the applicable aggregate Per Share Purchase Price, the number of Unsubscribed Shares equal to (x) such Commitment Party’s Commitment Percentage multiplied by (y) the aggregate number of Unsubscribed Shares (together with the obligations of the Commitment Parties to purchase pursuant to the preceding sentence, the “Commitment”), rounded among the Commitment Parties solely to avoid fractional shares as the applicable Requisite Commitment Parties may determine in their sole discretion (provided, that in no event shall such rounding reduce the aggregate commitment of such Commitment Parties); provided, that any Defaulting Commitment Party shall be liable to each non-Defaulting Commitment Party, the Company and the Reorganized Debtors as a result of any breach of its obligations hereunder.

(b) On and subject to the terms and conditions hereof, including (i) entry of the Approval Order and the Confirmation Order and (ii) Section 2.4(c) and Section 9.6 hereof, QPGL shall purchase, and the Reorganized Company shall sell to QPGL, on the Closing Date for the applicable aggregate Per Share Purchase Price, the QP Private Placement Shares (the “QP Commitment”).

Section 2.3 Commitment Party Default.

(a) Upon the occurrence of a Commitment Party Default, the Commitment Parties (other than any Defaulting Commitment Party) shall have the right, but not the obligation, within three (3) Business Days after delivery of notice, in accordance with Section 10.1, by the Company to all Commitment Parties of such Commitment Party Default and the number of Available Shares pursuant to any such Commitment Party Default, which notice shall be given promptly following the occurrence of such Commitment Party Default and to all Commitment Parties concurrently (such three (3) Business Day period, the “Commitment Party Replacement Period”), to make arrangements for one or more of the Commitment Parties (other than any Defaulting Commitment Party) to purchase all or any portion of the Available Shares (any such purchase, a “Commitment Party Replacement”) at the Per Share Purchase Price and otherwise on the terms and subject to the conditions set forth in this Agreement and in such amounts as may be agreed upon by all of the Commitment Parties electing to purchase all or any portion of the Available Shares, or, if no such agreement is reached, based upon the relative applicable Commitment Percentages of any such Commitment Parties (other than any Defaulting Commitment Party) (such Commitment Parties, the “Replacing Commitment Parties”); provided, that in the event that there would be any Available Shares at the end of the Commitment Party Replacement Period, subject to Section 2.3(g), each non-Defaulting Commitment Party shall have the obligation to purchase, within one (1) Business Day following the expiration of the Commitment Party Replacement Period, a portion of such Available Shares on the terms and subject to the conditions set forth in this Agreement based upon the relative applicable Commitment Percentage of such non-Defaulting Commitment Party and each such non-Defaulting Commitment Party that purchases its required portion of such Available Shares shall be deemed a Replacing Commitment Party.

(b) [Reserved].

(c) [Reserved].

(d) In the event that any Commitment Parties do not purchase all Available Shares available for purchase pursuant to Section 2.3(a), the Company may, in its sole discretion, elect to utilize the Cover Transaction Period to consummate a Cover Transaction. As used herein, “Cover Transaction” means a circumstance in which the Company arranges for the sale of all or any portion of the Available Shares to any other Person at the Per Share Purchase Price and otherwise on the terms and subject to the conditions set forth in this Agreement, during the Cover Transaction Period, and “Cover Transaction Period” means the ten (10) Business Day period following expiration of the three (3) Business Day period specified in the last sentence of Section 2.3(a). For the avoidance of doubt, the Company’s election to pursue a Cover Transaction, whether or not consummated, shall not relieve any Commitment Party of its obligation to fulfill its Commitment or from liability for failing to fulfill its Commitment.

(e) Any Available Shares purchased by a Replacing Commitment Party (and any Commitment and applicable aggregate Per Share Purchase Price associated therewith) shall be included, among other things, in the determination of (x) the Commitment Shares of such Replacing Commitment Party for all purposes hereunder, (y) the Commitment Percentage of such Replacing Commitment Party for purposes of Section 2.4(b), Section 3.1 and Section 3.2 and (z) the Commitment of such Replacing Commitment Party for purposes of the definition of “Requisite Commitment Parties.” If a Commitment Party Default occurs, the Outside Date shall be delayed only to the extent necessary to allow for (i) the Commitment Party Replacement to be completed within the Commitment Party Replacement Period and/or (ii), if applicable, the Cover Transaction to be completed within the Cover Transaction Period.

(f) If a Commitment Party is a Defaulting Commitment Party, it shall not be entitled to any of the Commitment Premium hereunder. Subject to Section 3.1, any portion of the Commitment Premium otherwise payable to any Defaulting Commitment Party except for such Commitment Party Default shall be paid pro-rata to any Replacing Commitment Party.

(g) Nothing in this Agreement shall be deemed to require a Commitment Party to purchase more than its Commitment Percentage (without giving effect to any adjustment pursuant to this Section 2.3) of the aggregate Investment Shares.

(h) For the avoidance of doubt, notwithstanding anything to the contrary set forth in Section 9.5 but subject to Section 10.10, no provision of this Agreement shall relieve any Defaulting Commitment Party from liability hereunder, or limit the availability of the remedies set forth in Section 10.9 or otherwise, in connection with any such Defaulting Commitment Party’s Commitment Party Default.

Section 2.4 Escrow Account Funding.

(a) Funding Notice. No later than the fifth (5th) Business Day following the Rights Offering Expiration Time, the Rights Offering Subscription Agent shall, on behalf of the Company, deliver to each Commitment Party a written notice (the “Funding Notice,” and the date of such delivery, the “Funding Notice Date”) setting forth (i) the number of Rights Offering Shares elected to be purchased by the Rights Offering Participants, and the aggregate Per Share Purchase Price therefor in each case; (ii) the aggregate number of Rights Offering Shares that have not been duly purchased in the Rights Offering by the Rights Offering Participants in accordance with the Rights Offering Procedures and the Plan, if any, and the aggregate Per Share Purchase Price therefor; (iii) the aggregate number of QP Private Placement

Shares that have not been duly purchased in the QP Private Placement, if any, and the aggregate Per Share Purchase Price therefor; (iv) subject to Section 2.3(g), the aggregate number of Investment Shares (based upon such Commitment Party’s Commitment Percentage) to be issued and sold by the Reorganized Company to such Commitment Party on account of any Unsubscribed Shares and the aggregate Per Share Purchase Price therefor; (v) if applicable, the number of Rights Offering Shares such Commitment Party is subscribed for in the Rights Offering and for which such Commitment Party has not yet paid to the Escrow Account or the Rights Offering Subscription Agent, as applicable, and the aggregate Per Share Purchase Price therefor, together with such aggregate Per Share Purchase Price; (vi) the escrow account designated in an escrow agreement satisfactory to the Requisite Commitment Parties and the Company, each acting reasonably, to which such Commitment Party shall deliver and pay the aggregate Per Share Purchase Price due from such Commitment Party pursuant to clauses (iv) and (v) (the “Escrow Account”) and (vii) a segregated bank account of the Rights Offering Subscription Agent designated by the Rights Offering Subscription Agent. The Funding Notice shall include the Escrow Account Funding Date (as defined below). The Company shall promptly direct the Rights Offering Subscription Agent to provide any written backup, information and documentation relating to the information contained in the applicable Funding Notice as any Commitment Party may reasonably request.

(b) Escrow Account Funding by Commitment Parties. On the date agreed by the Company with the Requisite Commitment Parties pursuant to an escrow agreement satisfactory to the Requisite Commitment Parties and the Company, each acting reasonably (the “Escrow Account Funding Date”), each Commitment Party shall deliver and pay (or cause to be delivered and paid) an amount equal to the sum of the aggregate Per Share Purchase Price for such Commitment Party’s (i) Commitment Percentage of the Pro Rata Claim Shares and (ii) Commitment Percentage of the Unsubscribed Shares, by wire transfer of immediately available funds in U.S. dollars to the Escrow Account or the Rights Offering Subscription Agent, as applicable, to satisfy such Commitment Party’s Commitment, including to satisfy its obligation to fully exercise its Subscription Rights; provided, that the Escrow Account Funding Date shall be (A) at least four (4) Business Days after the Funding Notice Date, (B) at least four (4) Business Days before the Closing Date, and (C) at most five (5) Business Days before the Effective Date. In accordance with Section 2.3(a), but subject to Section 2.3(g), each Commitment Party shall deliver and pay (or cause to be delivered and paid) an amount equal to the aggregate Per Share Purchase Price for such Commitment Party’s applicable portion of the Available Shares, by wire transfer of immediately available funds in U.S. dollars to the Escrow Account or the Rights Offering Subscription Agent, as applicable, to satisfy such Commitment Party’s Commitment. Notwithstanding the foregoing, all payments contemplated to be made by any Commitment Party to the Escrow Account pursuant to this Section 2.4 may instead be made, at the option of such Commitment Party, to a segregated bank account of the Rights Offering Subscription Agent designated by the Rights Offering Subscription Agent in the Funding Notice and shall be delivered and paid to such account on the Escrow Account Funding Date.

(c) Funding by QPGL. Subject to Section 9.6, on or prior to the Rights Offering Expiration Time, (a) QPGL (or its designee pursuant to Section 2.6) shall deliver and pay an amount equal to the sum of the aggregate Per Share Purchase Price for the QP Private Placement Shares by wire transfer of immediately available funds in U.S. dollars into, at the option of QPGL (or an Affiliate Transferee), (i) an escrow account designated in an escrow agreement satisfactory to QPGL (or an Affiliate Transferee) and the Company, each acting reasonably (the “QP Escrow Account”) or (ii) a segregated bank account of the Rights Offering Subscription Agent designated by the Rights Offering Subscription Agent prior to the Rights Offering Expiration Time in satisfaction of the obligations of QPGL to purchase the QP Private Placement Shares under this Agreement and the other Transaction Agreements and (b) QPGL shall, by the Rights Offering Expiration Time, certify to the Company (which certification may be made via e-mail), with a copy to counsel to the Commitment Parties, that QPGL and its list of designees as set forth in such certification (which for the avoidance of doubt, may include the members of the QP Group and those certain lenders under that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, as borrowers, Pacific Drilling S.A., as guarantor, the banks and financial institutions party thereto, that were part of the investment group led by QPGL) have placed orders through the syndicated third-party financings contemplated by the Plan for at least $100 million of the New Secured Notes and $100 million of the New Second Lien PIK Toggle Notes (the “QP Certification”).

(d) Funding by the Reserve Parties. On or prior to the Rights Offering Expiration Time, each Reserve Party shall deliver and pay (or cause to be delivered and paid) an amount equal to the sum of the aggregate Per Share Purchase Price for such Reserve Party’s Pro Rata Claim Shares by wire transfer of immediately available funds in U.S. dollars into, at the option of such Reserve Party, (i) the Escrow Account or (ii) a segregated bank account of the Rights Offering Subscription Agent designated by the Rights Offering Subscription Agent prior to the Rights Offering Expiration Time in satisfaction of the obligations of such Reserve Party to purchase its Pro Rata Claim Shares under this Agreement and the other Transaction Agreements.

Section 2.5 Closing.

(a) Subject to Article VII, unless otherwise mutually agreed in writing between the Company and the Requisite Commitment Parties, the closing of the Commitments (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY 10019-6064, at 10:00 a.m., New York time, on the date on which all of the conditions set forth in Article VII shall have been satisfied or waived in accordance with this Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The date on which the Closing actually occurs shall be referred to herein as the “Closing Date.”

(b) At the Closing, the funds held in the Escrow Account or the QP Escrow Account (and any amounts paid to a Rights Offering Subscription Agent bank account pursuant to Section 2.4) shall, as applicable, be released and utilized in accordance with the Plan.

(c) At the Closing, the Reorganized Company will issue (i) Commitment Shares and Available Shares, if any, to each Commitment Party (or to its designee in accordance with Section 2.6(a)) against payment of the aggregate Per Share Purchase Price for the Commitment Shares and Available Shares, if any, purchased by such Commitment Party, in satisfaction of such Commitment Party’s Commitment and (ii) the QP Private Placement Shares

to QPGL against payment of the aggregate Per Share Purchase Price for the QP Private Placement Shares purchased by QPGL, in satisfaction of QPGL’s obligation to purchase the QP Private Placement Shares pursuant to this Agreement. Unless a Commitment Party or QPGL, as applicable, requests delivery of a physical stock certificate, the entry of any Commitment Shares and Available Shares, if any, or QP Private Placement Shares to be delivered pursuant to this Section 2.5(c) into the account of a Commitment Party or QPGL, as applicable, pursuant to the Reorganized Company’s book entry procedures and delivery to such Commitment Party or QPGL, as applicable, of an account statement reflecting the book entry of such Commitment Shares and Available Shares, if any, or QP Private Placement Shares, as applicable, shall be deemed delivery of such Commitment Shares and Available Shares or QP Private Placement Shares, as applicable, for purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, the QP Private Placement Shares, Commitment Shares, and Available Shares will be delivered with all issue, stamp, or similar Taxes that are due and payable (if any) in connection with such delivery duly paid by the Company on behalf of the Reorganized Company.

Section 2.6 Designation and Assignment Rights.

(a) Each Commitment Party, Reserve Party and QPGL shall have the right to designate by written notice to the Company no later than two (2) Business Days prior to the Closing Date that some or all of the Commitment Shares or QP Private Placement Shares, as applicable, that it is obligated to purchase hereunder be issued in the name of, and delivered to, one or more of its Affiliates or Affiliated Funds (other than any portfolio company of such Commitment Party, Reserve Party or QPGL, as applicable, or its Affiliates) (each, a “Related Purchaser”) upon receipt by the Company of payment therefor in accordance with the terms hereof, which notice of designation shall (i) be addressed to the Company and signed by such Commitment Party, Reserve Party or QPGL, as applicable, and each such Related Purchaser, (ii) specify the number of Commitment Shares or QP Private Placement Shares, as applicable, to be delivered to or issued in the name of such Related Purchaser and (iii) contain a confirmation by each such Related Purchaser of the accuracy of the representations set forth in Section 5.6 through Section 5.9 as applied to such Related Purchaser; provided, that no such designation pursuant to this Section 2.6(a) shall relieve such Commitment Party, Reserve Party or QPGL, as applicable, from its obligations under this Agreement.

(b) Commitment Parties shall not be entitled to Transfer all or any portion of their Commitments except as expressly provided in this Section 2.6. Each Commitment Party shall have the right to Transfer all or any portion of its Commitment to: (i) an Affiliated Fund; (ii) one or more special purpose vehicles that are wholly owned by one or more of such Commitment Party and its Affiliated Funds, created for the purpose of holding such Commitment or holding debt or equity of the Company; provided, that such transferring Commitment Party or, in the case of a transfer to another Commitment Party’s Affiliated Fund, such other Commitment Party, shall either (A) have provided the Company with a commercially reasonable and adequate equity support letter or a guarantee of such special purpose vehicle’s Commitment in form and substance reasonably acceptable to the Company or (B) remain (or in the case of a transfer to another Commitment Party’s Affiliated Fund, such other Commitment Party, shall become) obligated to fund such Commitment; provided, further that any such special purpose vehicle shall not be related to or Affiliated with any portfolio company of such

Commitment Party or any of its Affiliates or Affiliated Funds (other than solely by virtue of its affiliation with such Commitment Party) and the equity of such special purpose vehicle shall not be directly or indirectly transferable other than to such Persons described in clause (i) or (ii) of this Section 2.6(b), and in such manner as such Commitment Party’s Commitment is transferable pursuant to this Section 2.6(b); or (iii) any other Commitment Party; (each of the Persons referred to in clauses (i), (ii) and (iii) above, an “Ultimate Purchaser”). In each case of a Commitment Party’s Transfer of all or any portion of its Commitment pursuant to this Section 2.6(b), (1) the Ultimate Purchaser shall provide a written instrument to the Company and counsel to the Commitment Parties under which it (w) confirms that it is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act and the accuracy of the representations set forth in Section 5.8 herein as applied to such Ultimate Purchaser, (x) agrees to purchase the transferred portion of such Commitment Party’s Commitment, and (y) agrees to be fully bound by, and subject to, this Agreement as a Commitment Party hereto pursuant to a joinder agreement in the form set forth on Exhibit D (the “Joinder Agreement”), and (2) the transferring Commitment Party and the Ultimate Purchaser shall have duly executed and delivered to the Company and counsel to the Commitment Parties (at the addresses set forth in Section 10.1), written notice of such Transfer; provided, however, that, except in the case of clause (iii) above, or in the case of a transfer to another Commitment Party’s Affiliated Fund in accordance with the foregoing, no such Transfer shall relieve the transferring Commitment Party from any of its obligations under this Agreement.

(c) The Reserve Parties shall not be entitled to Transfer all or any portion of their Reserve Party Commitments except as expressly provided in this Section 2.6(c). Each Reserve Party shall have the right to Transfer all or any portion of its respective Reserve Party Commitment to: (i) an Affiliated Fund; (ii) one or more special purpose vehicles that are wholly owned by one or more of such Reserve Party and its respective Affiliated Funds, created for the purpose of holding debt or equity of the Company, provided, that any such special purpose vehicle shall not be related to or Affiliated with any portfolio company of such Reserve Party or any of its Affiliates or Affiliated Funds (other than solely by virtue of its affiliation with such Reserve Party) and the equity of such special purpose vehicle shall not be directly or indirectly transferable other than to such Persons described in clause (i) or (ii) of this Section 2.6(c), and in such manner as such Reserve Party Commitment is transferable pursuant to this Section 2.6(c); or (iii) any other Commitment Party or Reserve Party (each of the Persons referred to in clauses (i), (ii) and (iii) above, a “Reserve Party Ultimate Purchaser”). In each case of a Reserve Party, Transfer of all or any portion of its Reserve Party Commitment pursuant to this Section 2.6(c), (1) the Reserve Party Ultimate Purchaser shall provide a written instrument to the Company and counsel to the Commitment Parties and Reserve Parties under which it (w) confirms that it is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act and the accuracy of the representations set forth in Section 5.8 herein as applied to such Reserve Party Ultimate Purchaser, (x) agrees to purchase the transferred portion of such Reserve Party Commitment, and (y) agrees to be fully bound by, and subject to, this Agreement as a Reserve Party pursuant to a Joinder Agreement, and (2) the transferring Reserve Party and the Reserve Party Ultimate Purchaser shall have duly executed and delivered to the Company and counsel to the Commitment Parties and Reserve Parties (at the addresses set forth in Section 10.1), written notice of such Transfer; provided, however, that, except in the case of clause (iii) above, or in the case of a transfer to another Reserve Party’s Affiliated Fund, as applicable, in accordance with the foregoing, no such Transfer shall relieve the transferring Reserve Party from any of its obligations under this Agreement.

(d) QPGL shall not be entitled to Transfer the QP Commitment except as expressly provided in this Section 2.6(d). QPGL shall have the right to Transfer all or any portion of the QP Commitment to any of its Affiliates or other entities with the same ultimate controlling person or beneficiary as QPGL (an “Affiliate Transferee”), provided that such Affiliate Transferee (i) shall provide a written instrument to the Company and counsel to the Commitment Parties (at the addresses set forth in Section 10.1) under which it (w) confirms that it is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act or a non-U.S. person outside the United States pursuant to Regulation S under the Securities Act and the accuracy of the representations set forth in Section 5.8 herein as applied to such Affiliate Transferee, (x) agrees to purchase the transferred portion of such QP Commitment, and (y) agrees to be fully bound by, and subject to, this Agreement as if it were QPGL, pursuant to a Joinder Agreement, and (ii) QPGL and the Affiliate Transferee shall have duly executed and delivered to the Company and counsel to the Commitment Parties (at the addresses set forth in Section 10.1) written notice of such Transfer; provided, however, that no such Transfer shall relieve QPGL from any of its obligations under this Agreement.

(e) Each Commitment Party, each Reserve Party and QPGL, severally and not jointly, agrees that it will not Transfer, at any time prior to the Closing Date or the earlier termination of this Agreement in accordance with its terms, any of its rights and obligations under this Agreement to any Person other than in accordance with Section 2.6(a), Section 2.6(b), Section 2.6(c) or Section 2.6(d), as applicable. After the Closing Date, nothing in this Agreement shall limit or restrict in any way the ability of any Commitment Party, Reserve Party or QPGL (or any permitted transferee thereof) to Transfer any of the New Common Shares or any interest therein; provided, that any such Transfer shall be made pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements thereunder (or pursuant to Regulation S under the Securities Act) and pursuant to applicable securities Laws. For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall prohibit or restrict the ability of any Commitment Party or Reserve Party to Transfer its Subscription Rights, in accordance with the Rights Offering Procedures.

ARTICLE III

COMMITMENT PREMIUM

Section 3.1 Premium Payable by the Company. As consideration for the Commitments and the other agreements of the Commitment Parties in this Agreement, subject to the below, the Debtors shall pay or cause to be paid to the Commitment Parties (including any Commitment Party Replacement, but excluding any Commitment Party that has committed any Commitment Party Default) or their designees based upon the Commitment Parties’ respective Commitment Percentages at the time immediately before the payment becomes payable, a premium payable in New Common Shares in an aggregate amount, as determined on the Rights Offering Commencement Date, equal to the sum of (a) 5.0% of the sum of the aggregate number of the (x) Pro Rata Claim Shares, plus (y) QP Private Placement

Shares, plus (b) 8.0% of (x) the New Common Shares offered pursuant to the Investment, less (y) the sum of the aggregate number of (1) Pro Rata Claim Shares, plus (2) QP Private Placement Shares (the “Commitment Premium”); provided that the Commitment Premium shall be reduced by an amount equal to (i) 5.0% of any Pro Rata Claim Shares and/or QP Private Placement Shares that would have been purchased by such Defaulting Commitment Party pursuant to its Commitment if there had not been a Commitment Party Default by such Defaulting Commitment Party, and (ii) 8.0% of the New Common Shares offered pursuant to the Investment, other than any Pro Rata Claim Shares and QP Private Placement Shares, that would have been purchased by such Defaulting Commitment Party pursuant to its Commitment if there had not been a Commitment Party Default by such Defaulting Commitment Party, in each case to the extent not purchased by a Replacing Commitment Party (and all references to “Commitment Premium” herein shall include any such reduction, if applicable).

The provisions for the payment of the Commitment Premium are an integral part of the transactions contemplated by this Agreement and without these provisions the Commitment Parties would not have entered into this Agreement, and the Commitment Premium shall constitute allowed administrative expenses of the Debtors’ estate under Sections 503(b) and 507 of the Bankruptcy Code. The Commitment Premium shall be payable in New Common Shares, issued at the Per Share Price, or cash as set forth below.

Section 3.2 Payment of Commitment Premium. Subject to Section 9.5 hereof, the Commitment Premium shall be fully earned upon entering into this Agreement, shall constitute allowed administrative expenses of the Debtors’ estates under Sections 503(b) and 507 of the Bankruptcy Code, and shall become payable upon the earliest to occur of (a) a termination of this Agreement in accordance with its terms, in which case the Commitment Premium shall be paid at the time and to the extent provided in Section 9.5(b) of this Agreement, and (b) the Closing Date; provided, however, no portion of the Commitment Premium shall be paid to any Commitment Party if such Commitment Party has defaulted with respect to its respective Commitment or is otherwise in breach of this Agreement in any material respect and the Commitment Premium, to the extent payable, shall reflect any adjustments described in Section 3.1 with respect to any such Commitment Party Default; provided, further, that in the event that the Commitment Premium is payable upon termination of this Agreement in accordance with its terms as provided in this Section 3.2 and Section 9.5(b), then the Commitment Premium shall be paid in cash in an amount equal to $26,284,205. The Parties acknowledge and agree that the payment of the Commitment Premium upon a termination of this Agreement in accordance with its terms as provided in this Section 3.2 and Section 9.5(b) will constitute liquidated damages. To the extent that all amounts due in respect of the Commitment Premium pursuant to this Section 3.2 and Section 9.5(b) have actually been paid by the Debtors to the Commitment Parties in connection with a termination of this Agreement, the Commitment Parties shall not have any additional recourse against the Debtors for any payment, obligations or liabilities relating to or arising from this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents filed with the SEC on or after January 1, 2017 and publicly available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system prior to the date hereof (excluding the exhibits, annexes and schedules thereto, any disclosures contained in the “Forward-Looking Statements” or “Risk Factors” sections thereof, or any other statements that are similarly predictive, cautionary or forward looking in nature), the Company, on behalf of itself and each of the other Debtors, jointly and severally, hereby represents and warrants to the Commitment Parties, Reserve Parties and QPGL (unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date) as set forth below.

Section 4.1 Organization and Qualification. Each of the Debtors (a) is a legal entity duly organized and validly existing, and, if applicable, in good standing (or the equivalent thereof) under the Laws of the jurisdiction of its incorporation or organization, (b) has the corporate or other applicable power and authority to own its property and assets and to transact the business in which it is currently engaged and presently proposes to engage and (c) except where the failure to have such authority or qualification would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, is duly qualified and is authorized to do business and is in good standing in each jurisdiction where the conduct of its business as currently conducted requires such qualifications.

Section 4.2 Corporate Power and Authority.

(a) The Company has the requisite corporate power and authority (i) (A) subject to entry of the Approval Order and the Confirmation Order, to enter into, execute and deliver this Agreement and to perform the Commitment Agreement Approval Obligations and (B) subject to entry of the Approval Order and the Confirmation Order, to perform each of its other obligations hereunder and (ii) subject to entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, to consummate the Investment that is contemplated herein, and to enter into, execute and deliver all agreements to which it will be a party that are required to implement this Agreement and the Investment (which, for the avoidance of doubt, shall include, without limitation, the Plan, the Plan Supplement, the Disclosure Statement, the Solicitation Materials, the Rights Offering Materials and the Rights Offering Procedures) (collectively, the “Transaction Agreements”), and to perform its obligations under each of the Transaction Agreements (other than this Agreement). Subject to the receipt of the foregoing Orders, as applicable, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings on the part of the Company are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.

(b) Subject to entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, each of the other Debtors has the requisite power and authority (corporate or otherwise) to enter into, execute and deliver each Transaction Agreement to which such other Debtor is a party and to perform its obligations thereunder. Subject to entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, the execution and delivery of this Agreement and each of the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been or will be duly authorized by all requisite action (corporate or otherwise) on behalf of each other Debtor party thereto, and no other proceedings on the part of any other Debtor party thereto are or will be necessary to authorize this Agreement or any of the other Transaction Agreements or to consummate the transactions contemplated hereby or thereby.

(c) Notwithstanding the foregoing, the Company makes no express or implied representations or warranties, on behalf of itself or the other Debtors, with respect to actions (including in the foregoing) to be undertaken by the Reorganized Debtors, which such actions shall be governed by the Plan.

Section 4.3 Execution and Delivery; Enforceability. Subject to entry of the Approval Order, this Agreement will have been, and subject to the entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, each other Transaction Agreement will be, duly executed and delivered by the Company and each of the other Debtors party thereto. Upon entry of the Approval Order and assuming due and valid execution and delivery hereof by the Commitment Parties, the Reserve Parties and QPGL, the Commitment Agreement Approval Obligations will constitute the valid and legally binding obligations of the Company and, to the extent applicable, the other Debtors, enforceable against the Company and, to the extent applicable, the other Debtors in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to creditor’s rights generally and subject to general principles of equity. Upon entry of the Approval Order and assuming due and valid execution and delivery of this Agreement and the other Transaction Agreements by the Commitment Parties, the Reserve Parties and QPGL, as applicable, and, to the extent applicable, any other parties hereof and thereof, each of the obligations of the Company and, to the extent applicable, the other Debtors hereunder and thereunder will constitute the valid and legally binding obligations of the Company and, to the extent applicable, the other Debtors, enforceable against the Company and, to the extent applicable, the other Debtors, in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar Laws now or hereafter in effect relating to creditor’s rights generally and subject to general principles of equity.

Section 4.4 Authorized and Issued Equity Interests. Except as set forth in this Agreement and any issuances or distributions pursuant to the Plan, as of the Closing Date, none of the Debtors will be party to or otherwise bound by or subject to any outstanding option, warrant, call, right, security, commitment, Contract, arrangement or undertaking (including any preemptive right) that (i) obligates any of the Debtors to issue, deliver, sell or transfer, or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred, or repurchased, redeemed or otherwise acquired, any units or shares of capital stock of, or other equity or voting interests in, any of the Debtors or any security convertible or exercisable for or exchangeable into any units or shares of capital stock of, or other equity or voting interests in, any of the Debtors, (ii) obligates any of the Debtors to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking, (iii) restricts the Transfer of any units or shares of capital stock of, or other equity interests in, any of the Debtors (except for restrictions under applicable federal securities laws) or (iv) relates to the voting of any units or other equity interests in any of the Debtors.

Section 4.5 No Conflict. Assuming the consents described in Section 4.6 are obtained, the execution and delivery by the Company and, if applicable, any other Debtor, of this Agreement and the other Transaction Agreements, the compliance by the Company and, if applicable, any other Debtor, with the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein will not (a) conflict with, or result in a breach, modification or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time, or both), or result, except to the extent specified in the Plan, in the acceleration of, or the creation of any Lien under, or cause any payment or consent to be required under any Contract to which any Debtor will be bound as of the Closing Date after giving effect to the Plan or to which any of the property or assets of any Debtor will be subject as of the Closing Date after giving effect to the Plan, (b) result in any violation of the provisions of any of the Debtors’ organizational documents (other than, for the avoidance of doubt, a breach or default that would be triggered as a result of the Chapter 11 Cases or the Company’s or any Debtor’s undertaking to implement the Plan), or (c) result in any violation of any Law or Order applicable to any Debtor or any of their properties, except in each of the cases described in clause (a) or (c) for any conflict, breach, modification, violation, default, acceleration or Lien which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.6 Consents and Approvals. No consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity having jurisdiction over any of the Debtors or any of their properties (each, an “Applicable Consent”) is required for the execution and delivery by the Company and, to the extent relevant, the other Debtors, of this Agreement and the other Transaction Agreements, the compliance by the Company and, to the extent relevant, the other Debtors, with the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein, except for (a) the entry of the Approval Order authorizing the Company to assume this Agreement and perform the Commitment Agreement Approval Obligations, (b) entry of the Disclosure Statement Order, (c) entry by the Bankruptcy Court, or any other court of competent jurisdiction, of Orders as may be necessary in the Chapter 11 Cases from time-to-time; (d) the entry of the Confirmation Order, (e) filings, notifications, authorizations, approvals, consents, clearances or termination or expiration of all applicable waiting periods under any Antitrust Laws in connection with the transactions contemplated by this Agreement, (f) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or “Blue Sky” Laws in connection with the purchase of the Unsubscribed Shares and/or the Available Shares, if any, by the Commitment Parties, the issuance of the Private Placement Shares, the issuance of the Subscription Rights, the issuance of the Rights Offering Shares pursuant to the exercise of the Subscription Rights, and the issuance of the New Common Shares as payment of the Commitment Premium, and (g) any Applicable Consents that, if not made or obtained, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.7 Company SEC Documents and Disclosure Statement. Since January 1, 2017, the Company has filed all required Company SEC Documents with the SEC. No Company SEC Document that has been filed prior to the date this representation has been made, after giving effect to any amendments or supplements thereto and to any subsequently filed Company SEC Documents, in each case filed prior to the date this representation is made, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Disclosure Statement as approved by the Bankruptcy Court will contain “adequate information,” as such term is defined in section 1125 of the Bankruptcy Code, and will otherwise comply in all material respects with section 1125 of the Bankruptcy Code.

Section 4.8 Absence of Certain Changes. Since January 1, 2017 to the date of this Agreement and except for the filing of the petitions initiating the pending Chapter 11 Cases and pleadings filed during the pendency of the Chapter 11 Cases, no Event has occurred or exists that constitutes, individually or in the aggregate, a Material Adverse Effect.

Section 4.9 No Violation; Compliance with Laws. (i) The Company is not in violation of its articles of association, as amended, or any other organizational documents for the Company, and (ii) no other Debtor is in violation of its respective charter or bylaws, certificate of formation or limited liability company operating agreement or similar organizational document in any material respect. None of the Debtors is or has been at any time since January 1, 2016 in violation of any Law or Order, except for any such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.10 Legal Proceedings. Other than the Chapter 11 Cases and any adversary proceedings or contested motions commenced in connection therewith or any matters referenced in any proof of claim filed therein, there are no material legal, governmental, administrative, judicial or regulatory investigations, audits, actions, suits, claims, arbitrations, demands, demand letters, claims, notices of noncompliance or violations, or proceedings (“Legal Proceedings”) pending or, to the Knowledge of the Company, threatened to which any of the Debtors is a party or to which any property of any of the Debtors is the subject, in each case that in any manner draws into question the validity or enforceability of this Agreement or the other Transaction Agreements or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11 Labor Relations. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) there are no strikes or other labor disputes pending or threatened against any of the Debtors; (b) the hours worked and payments made to employees of any of the Debtors have not been in violation of the Fair Labor Standards Act or any other applicable Law dealing with such matters; and (c) all payments due from any of the Debtors or for which any claim may be made against any of the Debtors on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of any of the Debtors to the extent required by GAAP. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the consummation of the transactions contemplated by this Agreement and the other Transaction Agreements will not give rise to a right of termination or right of renegotiation on the part of any union under any material collective bargaining agreement to which any of the Debtors (or any predecessor) is a party or by which any of the Debtors (or any predecessor) is bound. The Debtors are not parties to or bound by a collective bargaining agreement or similar labor agreement.

Section 4.12 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Debtors owns, or possesses the right to use, all of the patents, patent rights, trademarks, service marks, trade names, copyrights, mask works, domain names, and any and all applications or registrations for any of the foregoing (collectively, “Intellectual Property Rights”) and all licenses and rights with respect to any of the foregoing that are used in or reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person, and free from any materially burdensome restrictions on the present conduct of the Debtors, as the case may be, (b) to the Knowledge of the Company, none of the Debtors nor any Intellectual Property Right, proprietary right, product, process, method, substance, part, or other material now employed, sold or offered by or contemplated to be employed, sold or offered by such Person, is interfering with, infringing upon, misappropriating or otherwise violating any valid Intellectual Property Rights of any Person, and (c) no claim or litigation regarding any of the foregoing is pending or, to the Knowledge of the Company, threatened.

Section 4.13 Title to Real and Personal Property.

(a) Real Property. Each of the Debtors has good and defensible title to its respective Real Properties, in each case, except for Permitted Liens and except for defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes, and except where the failure (or failures) to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, the enforceability of such leased Real Properties may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditor’s rights generally or general principles of equity, including the Chapter 11 Cases. To the Knowledge of the Company, all such properties and assets are free and clear of Liens, except for Permitted Liens and except for such Liens as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Leased Real Property. Each of the Debtors is in compliance with all obligations under all leases to which it is a party that have not been rejected in the Chapter 11 Cases, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and none of the Debtors has received written notice of any good faith claim asserting that such leases are not in full force and effect, except leases in respect of which the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the Debtors enjoys peaceful and undisturbed possession under all such leases, other than leases in respect of which the failure to enjoy peaceful and undisturbed possession would not reasonably be expected to materially interfere with its ability to conduct its business as currently conducted or have, individually or in the aggregate, a Material Adverse Effect.

Section 4.14 No Undisclosed Relationships. Other than Contracts or other direct or indirect relationships between or among any of the Debtors, or Contracts or relationships that are immaterial in amount or significance, there are no Contracts or other direct or indirect relationships existing as of the date hereof between or among any of the Debtors, on the one hand, and any director, officer or greater than five percent (5%) stockholder of any of the Debtors, on the other hand, that is required by the rules and regulations promulgated under the Exchange Act to be described in the Company’s filings with the SEC and that is not so described, except for (i) the transactions contemplated by this Agreement and (ii) payment by the Company of up to $13,000,000 in fees and expenses incurred by QPGL and the other members of the QP Group in connection with their efforts to restructure the Company’s obligations for the period of the Chapter 11 Cases pursuant to the Global Settlement and the Plan. Any Contract existing as of the date hereof between or among any of the Debtors, on the one hand, and any director, officer or greater than five percent (5%) beneficial owner of any of the Debtors, on the other hand, that is required by the Exchange Act to be described in the Company’s filings with the SEC is filed as an exhibit to, or incorporated by reference as indicated in, the Annual Report on Form 20-F for the year ended December 31, 2017 that the Company filed on April 2, 2018 or any other Company SEC Document filed between April 2, 2018 and the date hereof, or a copy of such Contract has been provided or made available to the Commitment Parties prior to the date of this Agreement.

Section 4.15 Licenses and Permits. The Debtors possess all licenses, certificates, permits and other authorizations issued by, have made all declarations and filings with and have maintained all financial assurances required by, the appropriate Governmental Entities that are necessary for the ownership or lease of their respective properties and the conduct of the business, except where the failure to possess, make or give the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the Debtors (a) has received notice of any revocation or modification of any such license, certificate, permit or authorization or (b) has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course, except to the extent that any of the foregoing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.16 Environmental. Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) no written notice, claim, demand, request for information, Order, complaint or penalty has been received by any of the Debtors, and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened which allege a violation of or liability under any Environmental Laws, in each case relating to any of the Debtors, (b) each Debtor has received (including timely application for renewal of the same), and maintained in full force and effect, all environmental permits, licenses and other approvals, and has maintained all financial assurances, in each case to the extent necessary for its operations to comply with all applicable Environmental Laws and is, and has been since January 1, 2016, in compliance with the terms of such permits, licenses and other approvals and with all applicable Environmental Laws, (c) to the Knowledge of the Company, no Hazardous Material is located at, on or under any property currently or formerly owned, operated or leased by any of the Debtors that would reasonably be expected to give rise to any cost, liability or obligation of any of the Debtors under any Environmental Laws other than future costs, liabilities and obligations associated with remediation at the end of the productive life of a well, facility or pipeline that has produced, stored or transported hydrocarbons, (d) no Hazardous Material has been Released, generated, owned, treated, stored or handled by any of the Debtors, and no Hazardous Material has been transported to or Released at any location, in either case, in a manner that would reasonably be expected to give rise to any cost, liability or obligation of any of the Debtors under any Environmental Laws, other than future costs, liabilities and obligations associated with remediation at the end of the productive life of a well, facility or pipeline that has produced, stored or transported hydrocarbons, and (e) there are no agreements in which any of the Debtors has expressly assumed responsibility for any known obligation of any other Person arising under or relating to Environmental Laws that remains unresolved, other than future costs, liabilities and obligations associated with remediation at the end of the productive life of a well, facility or pipeline that has produced, stored or transported hydrocarbons, which has not been made available to the Commitment Parties prior to the date hereof.

Section 4.17 Tax Returns.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Debtors has filed or caused to be filed all U.S. federal, state, provincial, local and non-U.S. Tax returns required to have been filed by it and (ii) taken as a whole, each such Tax return is true and correct;

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Debtors has timely paid or caused to be timely paid all Taxes shown to be due and payable by it on the returns referred to in clause (a) and all other Taxes or assessments (or made adequate provision (in accordance with GAAP) for the payment of all Taxes due) with respect to all periods or portions thereof ending on or before the date hereof (except Taxes or assessments that are being contested in good faith by appropriate proceedings and for which the Debtors (as the case may be) has set aside on its books adequate reserves in accordance with GAAP or with respect to the Debtors only, except to the extent the non-payment thereof is permitted by the Bankruptcy Code), which Taxes, if not paid or adequately provided for, would reasonably be expected to be material to the Debtors taken as a whole; and

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, with respect to the Debtors, other than in connection with the Chapter 11 Cases and other than Taxes or assessments that are being contested in good faith and are not expected to result in significant negative adjustments that would be material to the Debtors taken as a whole, (i) no claims have been asserted in writing with respect to any Taxes, (ii) no presently effective waivers or extensions of statutes of limitation with respect to Taxes have been given or requested and (iii) no Tax returns are being examined by, and no written notification of intention to examine has been received from, the IRS or any other Governmental Entity.

Section 4.18 Employee Benefit Plans.

(a) Except for the filing and pendency of the Chapter 11 Cases or otherwise as would not reasonably be expected to result in material liability to the Company taken as a whole: (i) each Company Plan, if any, is in compliance with the applicable provisions of ERISA and the Code; (ii) no Reportable Event has occurred during the past six years (or is reasonably likely to occur); (iii) no ERISA Event has occurred during the past six years or is reasonably expected to occur; (iv) none of the Debtors has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA and Section 4975 of the Code) in connection with any employee pension benefit plan (as defined in Section 3(2) of ERISA) that would subject any of the Debtors to Tax; and (v) no employee welfare plan (as defined in Section 3(1) of ERISA) maintained or contributed to by any of the Debtors provides benefits to retired employees or other former employees (other than as required by Section 601 of ERISA). During the past six years neither the Debtors nor any of its ERISA Affiliates, sponsored, maintained, contributed to or had any obligation to sponsor, maintain or contribute to any Company Plan.

(b) Except as would not reasonably be expected to result in material liability to the Company taken as a whole, or except as required by applicable Law, none of the Debtors has established, sponsored or maintained, or has any liability with respect to, any employee pension benefit plan or other employee benefit plan, program, policy, agreement or arrangement governed by or subject to the Laws of a jurisdiction other than the United States of America.

(c) Except as would not reasonably be expected to result in material liability to the Company taken as a whole, there are no pending, or to the Knowledge of the Company, threatened claims, sanctions, actions or lawsuits, asserted or instituted against any Company Plan or any Person as fiduciary or sponsor of any Company Plan, in each case other than claims for benefits in the normal course.

(d) Within the last six years, no Company Plan has been terminated, whether or not in a “standard termination” as that term is used in Section 4041(b)(1) of ERISA, except as would not reasonably be expected to result in material liability to the Company taken as a whole.

(e) Except as would not reasonably be expected to result in material liability to the Company taken as a whole, all compensation and benefit arrangements of the Debtors comply and have complied in both form and operation with their terms and all applicable Laws and legal requirements, and none of the Debtors has any obligation to provide any individual with a “gross up” or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

(f) Except as would not reasonably be expected to result in material liability to the Company taken as a whole, all liabilities (including all employer contributions and payments required to have been made by any of the Debtors) under or with respect to any compensation or benefit arrangement of any of the Debtors have been properly accounted for in the Company’s financial statements in accordance with GAAP.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Debtors is currently in compliance with all Laws and legal requirements in respect of personnel, employment and employment practices; (ii) all service providers of each of the Debtors are correctly classified as employees, independent contractors, or otherwise for all purposes (including any applicable tax and employment policies or law); and (iii) the Debtors have not and are not engaged in any unfair labor practice.

Section 4.19 Internal Control Over Financial Reporting. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that complies with the requirements of the Exchange Act and has been designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to the Knowledge of the Company, there are no material weaknesses or significant deficiencies in the Company’s internal control over financial reporting as of the date hereof.

Section 4.20 Disclosure Controls and Procedures. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure.

Section 4.21 Material Contracts. Other than as a result of a rejection motion filed by any of the Debtors in the Chapter 11 Cases or the specific terms of the Plan rejecting or modifying a Material Contract, all Material Contracts are valid, binding and enforceable by and against the Debtor party thereto and, to the Knowledge of the Company, each other party thereto (except where the failure to be valid, binding or enforceable does not constitute a Material Adverse Effect), and no written notice to terminate, in whole or part, any Material Contract has been delivered to any of the Debtors (except where such termination would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect). Other than as a result of the filing of the Chapter 11 Cases, none of the Debtors nor, to the Knowledge of the Company, any other party to any Material Contract, is in material default or breach under the terms thereof, in each case, except for such instances of material default or breach that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.22 No Unlawful Payments. Since January 1, 2016, none of the Debtors nor, to the Knowledge of the Company, any of their respective directors, officers, employees or other Persons acting on their behalf with express written authority to so act has in any material respect: (a) used any funds of any of the Debtors for any unlawful contribution, gift, entertainment or other unlawful expense, in each case relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, or any applicable anti-corruption or anti-bribery laws in any jurisdiction other than the United States; or (d) made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

Section 4.23 Compliance with Money Laundering Laws. The operations of the Debtors are and, since January 1, 2016 have been at all times, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, the money laundering statutes of all jurisdictions in which the Debtors operate (and the rules and regulations promulgated thereunder) and any related or similar Laws (collectively, the “Money Laundering Laws”) and no material Legal Proceeding by or before any Governmental Entity or any arbitrator involving any of the Debtors with respect to Money Laundering Laws is pending or, to the Knowledge of the Company, threatened.

Section 4.24 Compliance with Sanctions Laws. None of the Debtors nor, to the Knowledge of the Company, any of their respective directors, officers, employees or other Persons acting on their behalf with express authority to so act is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department. The Company will not directly or indirectly use the proceeds of the Investment, or lend, contribute or otherwise make available such proceeds to any other Debtor, joint venture partner or other Person, for the purpose of financing the activities of any Person that, to the Knowledge of the Company, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

Section 4.25 No Broker’s Fees. None of the Debtors is a party to any Contract with any Person (other than this Agreement) that would give rise to a valid claim against the Commitment Parties, the Reserve Parties or QPGL for a brokerage commission, finder’s fee or like payment in connection with the Investment, the sale of the Commitment Shares or the payment of the Commitment Premium.

Section 4.26 Investment Company Act. None of the Debtors is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, as amended (the “Investment Company Act”), and this conclusion is based on one or more bases or exclusions other than Sections 3(c)(1) and 3(c)(7) of the Investment Company Act, including that none of the Debtors comes within the basic definition of “investment company” under section 3(a)(1) of the Investment Company Act.

Section 4.27 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the Debtors have insured their properties and assets against such risks and in such amounts as are customary for companies engaged in similar businesses and have made available to the Commitment Parties a schedule of such insurance policies in force; (ii) all premiums due and payable in respect of insurance policies maintained by the Debtors have been paid; (iii) the Company reasonably believes that the insurance maintained by or on behalf of the Debtors is adequate in all material respects; and (iv) as of the date hereof, to the Knowledge of the Company, none of the Debtors has received notice from any insurer or agent of such insurer with respect to any insurance policies of the Debtors of cancellation or termination of such policies, other than such notices which are received in the ordinary course of business or for policies that have expired in accordance with their terms.

Section 4.28 [Reserved].

Section 4.29 Issuance. The New Common Shares to be issued pursuant to the Plan, including the New Common Shares to be issued in connection with the consummation of the Investment and pursuant to the terms of this Agreement, including in connection with the Commitment Premium, will, when issued and delivered on the Closing Date and any time thereafter, be duly and validly authorized, issued and delivered and shall be fully paid and non-assessable, and such New Common Shares will be free and clear of all Taxes, Liens (other than transfer restrictions imposed hereunder or by applicable Law), preemptive rights, rights of first refusal, subscription and similar rights, except as provided in the New Shareholders Agreement contemplated by the Plan.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMMITMENT PARTIES, RESERVE PARTIES AND QPGL

Each Commitment Party, each Reserve Party and QPGL, severally and not jointly, represents and warrants as to itself only (unless otherwise set forth herein, as of the date of this Agreement and as of the Closing Date) as set forth below, as applicable.

Section 5.1 Organization. To the extent that a Commitment Party, Reserve Party or QPGL, as applicable, is not a natural person, such Commitment Party, Reserve Party or QPGL, as applicable, is a legal entity duly organized, validly existing and, if applicable, in good standing (or the equivalent thereof) under the Laws of its jurisdiction of incorporation or organization.

Section 5.2 Organizational Power and Authority. To the extent that a Commitment Party, Reserve Party or QPGL, as applicable, is not a natural person, such Commitment Party, Reserve Party or QPGL, as applicable, has the requisite power and authority (corporate or otherwise) to enter into, execute and deliver this Agreement and each other Transaction Agreement to which such Commitment Party, Reserve Party or QPGL, as applicable, is a party and to perform its obligations hereunder and thereunder and has taken all necessary action (corporate or otherwise) required for the due authorization, execution, delivery and performance by it of this Agreement and the other Transaction Agreements.

Section 5.3 Execution and Delivery. This Agreement and each other Transaction Agreement to which such Commitment Party, Reserve Party or QPGL, as applicable, is a party (a) has been, or prior to its execution and delivery will be, duly and validly executed and delivered by such Commitment Party, Reserve Party or QPGL, as applicable, and (b) upon entry of the Approval Order and assuming due and valid execution and delivery hereof and thereof by the Company and the other Debtors (as applicable), will constitute valid and legally binding obligations of such Commitment Party, Reserve Party or QPGL, as applicable, enforceable against such Commitment Party, Reserve Party or QPGL, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization or other similar Laws limiting creditors’ rights generally or by equitable principles relating to enforceability.

Section 5.4 No Conflict. Assuming that the consents referred to in clauses (a) and (b) of Section 5.5 are obtained, the execution and delivery by such Commitment Party, Reserve Party or QPGL, as applicable, of this Agreement and each other Transaction Agreement to which such Commitment Party, Reserve Party or QPGL, as applicable, is a party, the compliance by such Commitment Party, Reserve Party or QPGL, as applicable, with all of the provisions hereof and thereof and the consummation of the transactions contemplated herein and therein (a) will not conflict with, or result in a breach, modification, termination or violation of, any of the terms or provisions of, or constitute a default under (with or without notice or lapse of time or both), or result in the acceleration of, or the creation of any Lien under, any Contract to which such Commitment Party, Reserve Party or QPGL, as applicable, is party or is bound or to which any of the property or assets or such Commitment Party, Reserve Party or QPGL, as applicable, are subject, (b) to the extent that a Commitment Party, Reserve Party or QPGL, as applicable, is not a natural person, will not result in any violation of the provisions of the certificate of incorporation or bylaws (or comparable constituent documents) of such Commitment Party, Reserve Party or QPGL, as applicable, and (c) will not result in any material violation of any Law or Order applicable to such Commitment Party, Reserve Party or QPGL, as applicable, or any of its properties, except in each of the cases described in clauses (a) or (c), for any conflict, breach, modification, termination, violation, default, acceleration or Lien which would not reasonably be expected, individually or in the aggregate, to prohibit or materially and adversely impact such Commitment Party’s, Reserve Party’s or QPGL’s, as applicable, performance of its obligations under this Agreement.

Section 5.5 Consents and Approvals. No consent, approval, authorization, Order, registration or qualification of or with any Governmental Entity having jurisdiction over such Commitment Party, Reserve Party or QPGL, as applicable, or any of its properties is required for the execution and delivery by such Commitment Party, Reserve Party or QPGL, as applicable, of this Agreement and each other Transaction Agreement to which such Commitment Party, Reserve Party or QPGL, as applicable, is a party, the compliance by such Commitment Party, Reserve Party or QPGL, as applicable, with the provisions hereof and thereof and the consummation of the transactions (including the purchase by such Commitment Party of New Common Shares pursuant to its Commitment) contemplated herein and therein, except (a) any consent, approval, authorization, Order, registration or qualification which, if not made or obtained, would not reasonably be expected, individually or in the aggregate, to prohibit or materially and adversely impact such Commitment Party’s, Reserve Party’s or QPGL’s, as applicable, performance of its obligations under this Agreement and each other Transaction Agreement to which such Commitment Party, Reserve Party or QPGL, as applicable, is a party and (b) filings, notifications, authorizations, approvals, consents, clearances or termination or expiration of all applicable waiting periods under any Antitrust Laws in connection with the transactions contemplated by this Agreement.

Section 5.6 No Registration. Such Commitment Party, Reserve Party or QPGL, as applicable, understands that (a) the QP Private Placement Shares, the Pro Rata Claim Shares, the Unsubscribed Shares, the Available Shares, if any, and the New Common Shares issued pursuant to the Commitment Premium, as applicable, have not been registered under the Securities Act by reason of a specific exemption or exclusion from the registration provisions of the Securities Act, the availability of which depends on, among other things, the bona fide nature of the investment intent and the accuracy of such Commitment Party’s or QPGL’s, as applicable, representations as expressed herein or otherwise made pursuant hereto, and (b) the foregoing securities cannot be sold unless subsequently registered under the Securities Act or an exemption or exclusion from registration is available.

Section 5.7 Purchasing Intent. Such Commitment Party, Reserve Party or QPGL, as applicable, is acquiring the QP Private Placement Shares, the Pro Rata Claim Shares, the Unsubscribed Shares, the Available Shares, if any, and the New Common Shares issued pursuant to the Commitment Premium, as applicable, for its own account or accounts or funds over which it holds voting and/or investment discretion, not otherwise as a nominee or agent, and not otherwise with the view to, or for resale in connection with, any distribution thereof not in compliance with applicable securities Laws, and such Commitment Party, Reserve Party or QPGL, as applicable, has no present intention of selling, granting any other participation in, or otherwise distributing the same, except in compliance with applicable securities Laws.

Section 5.8 Sophistication; Investigation. Such Commitment Party, Reserve Party or QPGL, as applicable, has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of its investment in the Pro Rata Claim Shares, the QP Private Placement Shares, the Unsubscribed Shares, the Available Shares, if any, and the New Common Shares issued pursuant to the Commitment Premium, as applicable. Such Commitment Party, Reserve Party or QPGL, as applicable, is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act or a “qualified institutional buyer” within the meaning of Rule 144A of the Securities Act. Such Commitment Party or QPGL, as applicable, understands and is able to bear any economic risks associated with such investment (including the necessity of holding such shares for an indefinite period of time). Except for the representations and warranties expressly set forth in this Agreement or any other Transaction Agreement, such Commitment Party, Reserve Party or QPGL, as applicable, has independently evaluated the merits and risks of its decision to enter into this Agreement and disclaims reliance on any representations or warranties, either express or implied, by or on behalf of any of the Debtors.

Section 5.9 No Broker’s Fees. Such Commitment Party, Reserve Party or QPGL, as applicable, is not a party to any Contract with any Person that would give rise to a valid claim against any of the Debtors for a brokerage commission, finder’s fee or like payment in connection with the Investment, the sale of the Commitment Shares or the payment of the Commitment Premium, as applicable.

Section 5.10 Sufficient Funds. Such Commitment Party has sufficient assets and the financial capacity to perform all of its obligations under this Agreement, including the ability to fully exercise all Subscription Rights that are owned by it (or such managed funds or accounts) as of the Rights Offering Expiration Time pursuant to the Rights Offering and to purchase the New Common Shares required pursuant to and fund such Commitment Party’s Commitment.

ARTICLE VI

ADDITIONAL COVENANTS

Section 6.1 Orders Generally. The Company and the Reorganized Debtors shall support and make commercially reasonable efforts to (a) obtain the entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order, and (b) cause the Approval Order, the Disclosure Statement Order, and the Confirmation Order to become Final Orders (and request that such Orders become effective immediately upon entry by the Bankruptcy Court pursuant to a waiver of Rules 3020 and 6004(h) of the Bankruptcy Rules, as applicable), in each case, as soon as reasonably practicable, consistent with the Bankruptcy Code and the Bankruptcy Rules, following the filing of the respective motion seeking entry of such Orders. The Company shall provide to each of the Commitment Parties, Reserve Parties, QPGL and their respective counsel copies of the proposed motions seeking entry of the Approval Order, the Disclosure Statement Order, and the Confirmation Order (together with the proposed Disclosure Statement Order and the proposed Approval Order), and a reasonable opportunity to review and comment on such motions and such Orders prior to such motions and such Orders being filed with the Bankruptcy Court (and in no event less than 48 hours prior to such filing), and such Orders must be consistent with the terms of this Agreement and otherwise be in form and substance reasonably satisfactory to the Requisite Commitment Parties and the Company (insofar as they address the subject matter of this Agreement) and QPGL (solely with respect to those provisions that implement the QP Private Placement or the Global Settlement). Any amendments, modifications, changes, or supplements to the Approval Order, Disclosure Statement Order, and Confirmation Order, and any of the motions seeking entry of such Orders, shall be consistent with the terms of this Agreement and otherwise be in form and substance reasonably acceptable to the Required Commitment Parties and the Company (insofar as they address the subject matter of this Agreement) and QPGL (solely with respect to those provisions that implement the QP Private Placement or the Global Settlement).

Section 6.2 Confirmation Order; Transaction Agreements. The Debtors shall use their commercially reasonable efforts to obtain entry of the Confirmation Order on or before November 7, 2018, as such deadline may be amended or moved by agreement of the Requisite Commitment Parties. The Company shall provide to each of the Commitment Parties, Reserve Parties, and QPGL and their respective counsel a copy of the Transaction Agreements and any proposed amendment, modification, supplement or change to the Transaction Agreements, and a reasonable opportunity to review and comment on such documents (and in no event less than 48 hours prior to filing the Transaction Agreements with the Bankruptcy Court), and such documents and each such amendment, modification, supplement or changes to the Transaction Agreements must be in form and substance reasonably satisfactory to each of the Requisite Commitment Parties and the Company (insofar as they address the subject matter of this Agreement) and QPGL (solely with respect to those provisions that implement the QP Private Placement or the Global Settlement). The Company shall provide to each of the Commitment Parties, Reserve Parties, QPGL and their respective counsel a copy of the proposed Confirmation Order (together with copies of any briefs, pleadings and motions related thereto), and a reasonable opportunity to review and comment on such Order, briefs, pleadings and motions prior to such Order, briefs, pleadings and motions being filed with the Bankruptcy Court (and in no event less than 48 hours prior to a filing of such Order, briefs, pleadings or motions with the Bankruptcy Court), and such Order, briefs, pleadings and motions must be consistent with the terms of this Agreement and otherwise be in form and substance reasonably satisfactory to each of the Requisite Commitment Parties and the Company (insofar as they address the subject matter of this Agreement) and QPGL (solely with respect to those provisions that implement the QP Private Placement or the Global Settlement).

Section 6.3 Conduct of Business. Except as expressly set forth in this Agreement (including with respect to the exercise of the board of directors’ fiduciary duties in Section 9.3(e) herein), the Plan or with the prior written consent of the Requisite Commitment Parties (requests for which, including related information, shall be directed to the counsel and financial advisors designated by the Commitment Parties), which consent shall not be unreasonably withheld, conditioned, or delayed, during the period from the date of this Agreement to the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with its terms (the “Pre-Closing Period”): (a) the Company shall, and shall cause each of the other Debtors to, carry on its business in the ordinary course in all material respects and use its commercially reasonable efforts to: (i) preserve intact its business, (ii) preserve its material relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with any of the Debtors in connection with their business, and (iii) file Company SEC Documents within the time periods required under the Exchange Act, in each case in accordance with ordinary course practices; (b) each of the Debtors shall not enter into any transaction that is material to the Debtors’ business other than (A) transactions in the ordinary course of business that are consistent with prior business practices of the Debtors, (B) other transactions after prior notice to the Commitment Parties, Reserve Parties and QPGL to implement tax planning which transactions are not reasonably expected to materially adversely affect any Commitment Party, Reserve Party or QPGL and (C) transactions expressly contemplated by the Transaction Agreements; and (c) the Debtors shall consult with the advisors to the Commitment Parties and Reserve Parties with respect to any amendment, modification, termination, waiver, supplement, replacement, restatement, reinstatement, or other change to any Material Contract.

Section 6.4 Access to Information; Confidentiality.

(a) Subject to applicable Law and Section 6.4(b), upon reasonable notice during the Pre-Closing Period, the Debtors shall afford the Commitment Parties, the Reserve Parties, QPGL and their Representatives upon request reasonable access, during normal business hours and without unreasonable disruption or interference with the Debtors’ business or operations, to the Debtors’ employees, properties, books, Contracts and records and, during the Pre-Closing Period, the Debtors shall furnish promptly to such parties all reasonable information concerning the Debtors’ business, properties and personnel as may reasonably be requested by any such party; provided, that the foregoing shall not require the Company to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company, would cause any of the Debtors to violate any of their respective obligations with respect to confidentiality to a third party if the Company shall have used its commercially reasonable efforts to obtain, but failed to obtain, the consent of such third party to such inspection or disclosure, (ii) disclose any legally privileged information of any of the Debtors or (iii) violate any applicable Laws or Orders. All requests for information and access made in accordance with this Section 6.4 shall be directed to an executive officer of the Company or such Person as may be designated by the Company’s executive officers.

(b) From and after the date hereof until the date that is one (1) year after the expiration of the Pre-Closing Period, each Commitment Party, Reserve Party and QPGL shall, and shall cause its Representatives to, (i) keep confidential and not provide or disclose to any Person any documents or information received or otherwise obtained by such Commitment Party, Reserve Party or QPGL, as applicable, or their respective Representatives pursuant to Section 6.4(a) or in connection with a request for approval pursuant to Section 6.3 (except that provision or disclosure may be made to any Affiliate or Representative of such Commitment Party, Reserve Party or QPGL, as applicable, who needs to know such information for purposes of this Agreement or the other Transaction Agreements and who agrees to observe the terms of this Section 6.4(b) (and such Commitment Party, Reserve Party or QPGL, as applicable, will remain liable for any breach of such terms by any such Affiliate or Representative)), and (ii) not use such documents or information for any purpose other than in connection with this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby; provided, that each Commitment Party and Reserve Party shall be permitted to disclose such information to any permitted transferee pursuant to Section 2.6 (and QPGL shall be permitted to disclose such information to any permitted transferee pursuant to Section 2.6), if such transferee has agreed to be bound by the terms of this Section 6.4(b). Notwithstanding the foregoing, the immediately preceding sentence shall not apply in respect of documents or information that (A) is now or subsequently becomes generally available to the public through no violation of this Section 6.4(b), (B) becomes available to a Commitment Party, Reserve Party or QPGL, as applicable, or their respective Representatives on a non-confidential basis from a source other than any of the Debtors or any of their respective Representatives, (C) becomes available to a Commitment Party, Reserve Party or QPGL, as applicable, or their respective Representatives through document production or discovery in connection with the Chapter 11 Cases or other judicial or administrative process, but subject to any confidentiality restrictions imposed by the Chapter 11 Cases or other such process, (D) is independently developed by a Commitment Party, Reserve Party or QPGL, as applicable, without violating this Agreement or (E) such Commitment Party, Reserve Party or QPGL, as applicable, or any Representative thereof is required to disclose pursuant to judicial or administrative process or pursuant to applicable Law or applicable securities exchange rules; provided, that, such Commitment Party, Reserve Party or QPGL, as applicable, or such Representative shall provide the Company with prompt written notice of such legal compulsion and cooperate with the Company to obtain a protective Order or similar remedy to cause such information or documents not to be disclosed, including interposing all available objections thereto, at the Company’s sole cost and expense; provided, further, that, in the event that such protective Order or other similar remedy is not obtained, the disclosing party shall furnish only that portion of such information or documents that is legally required to be disclosed and shall exercise its commercially reasonable efforts (at the Company’s sole cost and expense) to obtain assurance that confidential treatment will be accorded such disclosed information or documents. The provisions of this Section 6.4(b) shall not apply to any Commitment Party, Reserve Party or QPGL, as applicable, that, as of the date hereof, is party to a confidentiality or non-disclosure agreement with the Debtors, for so long as such agreement remains in full force and effect.

(c) Notwithstanding anything to the contrary in this Agreement, the Commitment Parties, Reserve Parties and QPGL acknowledge and agree that the Company may, in its sole discretion, mark any document or information to be provided pursuant to or in connection with this Agreement, prior to providing such document or information, as “Limited Distribution Information; For Professional Eyes Only” (such marked document or information, the “Highly Confidential Information”). Highly Confidential Information shall be provided solely to the counsel and financial advisors designated by the Commitment Parties and the Reserve Parties and the counsel and financial advisors designated by QPGL, and the Commitment Parties, the Reserve Parties, QPGL and their respective Representatives (other than their respective counsel and financial advisors) will not be entitled to review the Highly Confidential Information.

Section 6.5 Commercially Reasonable Efforts.

(a) Without in any way limiting any other respective obligation of the Company or any Commitment Party, Reserve Party or QPGL, as applicable, in this Agreement, each Party shall use (and the Company shall cause the other Debtors to use) commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Agreements and the Plan, including using commercially reasonable efforts in the following to the extent applicable to such Party:

(i) timely preparing and filing all documentation reasonably necessary to effect all necessary notices, reports and other filings of such Person and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or Governmental Entity;

(ii) defending any Legal Proceedings in any way challenging (A) this Agreement or any other Transaction Agreement, (B) the Approval Order, the Disclosure Statement Order or the Confirmation Order or (C) the consummation of the transactions contemplated hereby and thereby, including seeking to have any stay or temporary restraining Order entered by any Governmental Entity vacated or reversed; and

(iii) working in good faith to finalize the Reorganized Company Organizational Documents, Transaction Agreements and all other documents relating thereto for timely inclusion in the Plan and the Plan Supplement to be filed with the Bankruptcy Court.

(b) Subject to Laws or applicable rules relating to the exchange of information, the Commitment Parties, the Reserve Parties, QPGL and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on all of the information relating to the Commitment Parties, the Reserve Parties, QPGL or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement or the Plan. In exercising the foregoing rights, the Parties shall act as reasonably and as promptly as practicable.

(c) [Reserved.]

(d) Nothing contained in this Section 6.5 shall limit the ability of any Commitment Party, Reserve Party or QPGL to consult with the Debtors, to appear and be heard, or to file objections, concerning any matter arising in the Chapter 11 Cases.

(e) For the avoidance of doubt, nothing in this Agreement, including this Section 6.5, shall require any Commitment Party, Reserve Party or QPGL to make, seek or receive any filings, notifications, consents, determinations, authorizations, permits, approvals, licenses or the like, or provide any documentation or information to any regulatory or self-regulatory body having jurisdiction over the Company or such Commitment Party or Reserve Party, as applicable, other than information that is already included in this Agreement or is otherwise in the public domain.

Section 6.6 Reorganized Company Organizational Documents.

(a) [Reserved.]

(b) The Plan will provide that on the Effective Date, the Reorganized Company Organizational Documents will be duly authorized, approved, adopted and in full force and effect. Forms of the Reorganized Company Organizational Documents shall be filed with the Bankruptcy Court as part of the Plan Supplement or an amendment thereto.

Section 6.7 Blue Sky. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the offer and sale of the Commitment Shares, the QP Private Placement Shares, the Available Shares, if any, and the New Common Shares issued pursuant to the Commitment Premium to the Commitment Parties pursuant to this Agreement under applicable securities and “Blue Sky” Laws of the states of the United States (or to obtain an exemption from such qualification) and, to the extent reasonably requested, any applicable foreign jurisdictions, and, if requested, shall provide evidence of any such action so taken to the Commitment Parties on or prior to the Closing Date. The Reorganized Company shall timely make all filings and reports, including filing a Form D with the SEC to the extent required under Regulation D of the Securities Act, relating to the offer and sale of the Commitment Shares issued hereunder, the QP Private Placement Shares issued hereunder, the Available Shares issued hereunder, if any, and the New Common Shares issued pursuant to the Commitment Premium required under applicable securities and “Blue Sky” Laws of the states of the United States following the Closing Date. The Company or the Reorganized Company, as applicable, shall pay all fees and expenses in connection with satisfying its obligations under this Section 6.7. Notwithstanding the foregoing, the Company shall not be required to qualify as a foreign corporation or to file a general consent to service in any jurisdiction where it is not now so qualified or required to file such consent, or subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

Section 6.8 DTC Eligibility.

(a) Unless otherwise requested by the Requisite Commitment Parties, the Reorganized Company shall use commercially reasonable efforts to promptly make, when applicable from time to time after the Closing, all Unlegended Shares eligible for deposit with The Depository Trust Company. The Confirmation Order shall provide that The Depository Trust Company shall be required to accept and conclusively rely upon the Plan and Confirmation Order in lieu of a legal opinion regarding whether the Unlegended Shares are exempt from registration and/or eligible for The Depository Trust Company book-entry delivery, settlement, and depository services. “Unlegended Shares” means any New Common Shares acquired by the Commitment Parties, Reserve Parties or QPGL, as applicable, and their respective Affiliates (including any Related Purchaser, Ultimate Purchaser, Reserve Party Ultimate Purchaser or Affiliate Transferee, as applicable, in respect thereof) pursuant to this Agreement and the Plan, including all shares issued to the Commitment Parties, Reserve Parties or QPGL, as applicable, and their respective Affiliates in connection with the Investment, that do not require, or are no longer subject to, the Legend.

Section 6.9 Use of Proceeds. The Debtors will apply the proceeds from the exercise of the Subscription Rights and the sale of the Commitment Shares for the purposes identified in the Disclosure Statement and the Plan.

Section 6.10 Share Legend. Each certificate evidencing the QP Private Placement Shares, the Unsubscribed Shares and the Available Shares, if any, issued hereunder and the New Common Shares issued in satisfaction of the Commitment Premium, and each certificate issued in exchange for or upon the Transfer of any such shares, to the extent that such shares are “restricted securities” (as defined in Rule 144 under the Securities Act) shall be stamped or otherwise imprinted with a legend (the “Legend”) in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON [DATE OF ISSUANCE], HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR ANY OTHER APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN AVAILABLE EXEMPTION FROM REGISTRATION THEREUNDER.”

In the event that any such shares are uncertificated, such shares shall be subject to a restrictive notation substantially similar to the Legend in the stock ledger or other appropriate records maintained by the Reorganized Company or agent and the term “Legend” shall include such restrictive notation. The Reorganized Company shall remove the Legend (or restrictive notation, as applicable) set forth above from the certificates evidencing any such shares (or the share register or other appropriate Reorganized Company records, in the case of uncertified shares), upon request, at any time after the restrictions described in such Legend cease to be applicable, including, as applicable, when such shares may be sold under Rule 144 of the Securities Act. The Reorganized Company may reasonably request such opinions, certificates or other evidence that such restrictions no longer apply as a condition to removing the Legend.

Section 6.11 Antitrust Approval.

(a) Each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to consummate and make effective the transactions contemplated by this Agreement or the other Transaction Agreements, including (i) if applicable, filing, or causing to be filed, the Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission and any filings (or, if required by any Antitrust Authority, any drafts thereof) under any other Antitrust Laws that are necessary to consummate and make effective the transactions contemplated by this Agreement as soon as reasonably practicable and (ii) promptly furnishing any documents or information reasonably requested by any Antitrust Authority.

(b) The Company and each Commitment Party, Reserve Party or QPGL, as applicable, subject to an obligation pursuant to the Antitrust Laws to notify any Antitrust Authority of any transaction contemplated by this Agreement or the other Transaction Agreements that has notified, or that does after the date of this Agreement notify, the Company in writing of such obligation (each such Commitment Party, Reserve Party or QPGL, a “Filing Party”) agree to reasonably cooperate with each other as to the appropriate time of filing such notification and its content. The Company and each Filing Party shall, to the extent permitted by applicable Law: (i) promptly notify each other of, and if in writing, furnish each other with copies of (or, in the case of material oral communications, advise each other orally of) any material communications from or with an Antitrust Authority; (ii) not participate in any meeting with an Antitrust Authority unless it consults with each other Filing Party and the Company, as applicable, in advance and, to the extent permitted by the Antitrust Authority and applicable Law, give each other Filing Party and the Company, as applicable, a reasonable opportunity to attend and participate thereat; (iii) furnish each other Filing Party and the Company, as applicable, with copies of all material correspondence and communications between such Filing Party or the Company and the Antitrust Authority; (iv) furnish each other Filing Party with such necessary information and reasonable assistance as may be reasonably necessary in connection with the preparation of necessary filings or submission of information to the Antitrust Authority; and (v) not withdraw its filing, if any, under the HSR Act without the prior written consent of the Requisite Commitment Parties and the Company.

(c) Should a Filing Party be subject to an obligation under the Antitrust Laws to jointly notify one or more other Filing Parties (each, a “Joint Filing Party”) regarding any transaction contemplated by this Agreement or the other Transaction Agreements, such Joint Filing Party shall promptly notify each other Joint Filing Party of, and if in writing, furnish each other Joint Filing Party with copies of (or, in the case of material oral communications, advise each other Joint Filing Party orally of) any communications from or with an Antitrust Authority.

(d) The Company and each Filing Party shall use their commercially reasonable efforts to obtain all authorizations, approvals, consents, or clearances under any applicable Antitrust Laws or to cause the termination or expiration of all applicable waiting periods under any Antitrust Laws in connection with the transactions contemplated by this Agreement at the earliest possible date after the date of filing. The communications contemplated by this Section 6.12 may be made by the Company or a Filing Party on an outside counsel-only basis or subject to other agreed upon confidentiality safeguards. The obligations in this Section 6.12 shall not apply to filings, correspondence, communications or meetings with Antitrust Authorities unrelated to the transactions contemplated by this Agreement or the other Transaction Agreements.

Section 6.12 [Reserved].

Section 6.13 Securities Laws Disclosure.

(a) The Company shall, within four (4) Business Days following the execution of this Agreement, file a Report on Form 6-K describing this Agreement.

(b) The Company shall timely file all required reports under Section 13 or 15(d) of the Exchange Act, as applicable. The Company understands and confirms that the Commitment Parties, Reserve Parties and QPGL will rely on the foregoing covenant and the covenant in Section 6.13(a) above in effecting transactions in securities of the Company.

Section 6.14 Reorganized Company as Successor. On the Effective Date, all rights and obligations of the Company under this Agreement shall vest in the Reorganized Company and the Plan shall include language to such effect. From and after the Effective Date, the Reorganized Company shall be deemed to be a party to this Agreement as the successor to all rights and obligations of the Company hereunder.

Section 6.15 Registration Rights; New Shareholders Agreement; Reporting.

(a) Under the New Shareholders Agreement or any similar instrument or document entered into as of the Effective Date, QPGL and any Affiliate Transferee that acquires QP Private Placement Shares in accordance with this Agreement (or that acquires such shares after completion of the QP Private Placement) shall, subject to reasonable and customary conditions, not be treated in a manner that is disproportionately adverse relative to other holders of similar amounts of New Common Shares with respect to, inter alia, tag-along rights, drag-along rights, preemptive rights, information rights and governance rights; provided, however, that this Section 6.15(a) shall not apply to governance rights granted solely to the Commitment Parties; provided, further, that for so long as the Reorganized Company is a private company (i.e., a company without a share listing on the New York Stock Exchange, Nasdaq or another major national or international securities exchange), QPGL and any Affiliate Transferee shall be permitted to designate one (1) non-voting representative with customary board observer rights to attend meetings of the board of directors or equivalent governing body of the Reorganized Company, including committees and sub-committees thereof (a “Board Observer”), to be implemented through reasonable and customary provisions, but if the Reorganized Company is a public company (i.e., a company with a share listing on the New York Stock Exchange, Nasdaq or another major national or international securities exchange), neither QPGL nor any Affiliate Transferee shall be entitled to designate any Board Observer.

(b) QPGL and any Affiliate Transferee that acquires QP Private Placement Shares in accordance with this Agreement (or that acquires such shares after completion of the QP Private Placement) shall, subject to reasonable and customary conditions, be entitled to any registration or similar rights granted pursuant to any Transaction Agreements to any Commitment Party, Reserve Party or their Affiliates or any other purchaser of New Common Shares, in each case holding a similar amount of New Common Shares as QPGL or any Affiliate Transferee, as the case may be.

(c) Solely to the extent the Reorganized Company is required to furnish such information pursuant to the indentures to be entered into in connection with its issuance of the New Secured Notes and the New Second Lien PIK Toggle Notes, the Reorganized Company will make the following reports available for all of its shareholders, as reasonably agreed among the Parties to this Agreement: an annual report with audited financials, quarterly reports with unaudited financial statements and current reports with material developments. The Parties to this Agreement shall negotiate in good faith regarding additional reasonable reporting requirements to holders of New Common Shares, which additional requirements shall be subject to the consent of the Requisite Commitment Parties and the Company, acting reasonably.

ARTICLE VII

CONDITIONS TO THE OBLIGATIONS OF THE PARTIES

Section 7.1 Conditions to the Obligations of the Commitment Parties and the Reserve Parties. The obligations of each Commitment Party and Reserve Party to consummate the transactions contemplated hereby shall be subject to (unless waived in accordance with Section 7.2) the satisfaction of each of the following conditions prior to or at the Closing:

(a) Approval Order. The Bankruptcy Court shall have entered the Approval Order in form and substance reasonably acceptable to the Requisite Commitment Parties, and such Order shall be, or shall have become, a Final Order.

(b) Disclosure Statement Order. The Bankruptcy Court shall have entered the Disclosure Statement Order in form and substance reasonably acceptable to the Requisite Commitment Parties (insofar as it relates to the subject matter of this Agreement), and such Order shall be a Final Order.

(c) Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably satisfactory to the Requisite Commitment Parties (insofar as it relates to the subject matter of this Agreement), and such Order shall be a Final Order.

(d) Plan. The Company and all of the other Debtors shall have substantially complied with the terms of the Plan and this Agreement that are to be performed by the Company, the Reorganized Debtors and the other Debtors on or prior to the Effective Date and the conditions to the occurrence of the Effective Date (other than any conditions relating to occurrence of the Closing) set forth in the Plan shall have been satisfied or waived in accordance with the terms of the Plan.

(e) Rights Offering and QP Private Placement. The Rights Offering and the QP Private Placement shall have been conducted and the Rights Offering Expiration Time shall have passed in accordance with the Rights Offering Procedures, the Disclosure Statement Order and this Agreement.

(f) Effective Date. The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order.

(g) Reorganized Company Organizational Documents. The Reorganized Company Organizational Documents shall have been duly approved and adopted and shall be in full force and effect.

(h) Governmental Approvals. All waiting periods imposed by any Governmental Entity or Antitrust Authority in connection with the transactions contemplated by this Agreement shall have terminated or expired and all authorizations, approvals, consents or clearances under the Antitrust Laws or otherwise required in connection with the transactions contemplated by this Agreement shall have been obtained or filed.

(i) No Legal Impediment to Issuance. No Law or Order shall have become effective or been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by this Agreement;

(j) Representations and Warranties.

(i) The representations and warranties of the Debtors contained in Section 4.8 shall be true and correct in all respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct only as of the specified date).

(ii) The representations and warranties of the Debtors contained in Section 4.2, Section 4.3, Section 4.4 and Section 4.5(b) shall be true and correct in all material respects on and as of the Closing Date after giving effect to the Plan with the same effect as if made on and as of the Closing Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct in all material respects only as of the specified date).

(iii) The representations and warranties of the Debtors contained in this Agreement other than those referred to in clauses (i) and (ii) above shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers) on and as of the Closing Date after giving effect to the Plan with the same effect as if made on and as of the Closing Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except where the failure to be so true and correct does not constitute, individually or in the aggregate, a Material Adverse Effect.

(k) Covenants. The Debtors shall have performed and complied, in all material respects, with all of their respective covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Closing Date.

(l) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, and there shall not exist, any Event that constitutes, individually or in the aggregate, a Material Adverse Effect.

(m) Officer’s Certificate. The Commitment Parties and the Reserve Parties shall have received on and as of the Closing Date a certificate of the chief executive officer or chief financial officer of the Company confirming that the conditions set forth in subparagraphs (j), (k) and (l) of this Section 7.1 have been satisfied.

(n) Funding Notice. The Commitment Parties shall have received the Funding Notice.

(o) Key Contracts. The assumption or rejection (in each case, pursuant to section 365 of the Bankruptcy Code) and/or amendment of the Material Contracts as of the Closing Date and the liabilities of the Reorganized Debtors with respect to such Material Contracts shall, in the aggregate, be reasonably satisfactory to the Requisite Commitment Parties.

(p) Commitment Premium. All premiums and other amounts, including the Commitment Premium, required to be paid by the Company and/or the Debtors, as applicable, to the Commitment Parties as of the Closing Date shall have been so paid (or shall be paid concurrently with the Closing).

Section 7.2 Waiver of Conditions to Obligations of Commitment Parties and Reserve Parties. All or any of the conditions set forth in Section 7.1 may only be waived in whole or in part with respect to all Commitment Parties and Reserve Parties by a written instrument executed by the Requisite Commitment Parties in their sole discretion and if so waived, all Commitment Parties and Reserve Parties shall be bound by such waiver; provided, however, that the conditions set forth in subsections (f), (i) and (j) of Section 7.1 shall not be subject to waiver except by a written instrument executed by all Commitment Parties and Reserve Parties.

Section 7.3 Conditions to the Obligations of the Debtors. The obligations of the Debtors to consummate the transactions contemplated hereby shall be subject to (unless waived by the Company) the satisfaction of each of the following conditions prior to or at the Closing:

(a) Approval Order. The Bankruptcy Court shall have entered the Approval Order and such Order shall be a Final Order.

(b) Disclosure Statement Order. The Bankruptcy Court shall have entered the Disclosure Statement Order, and such Order shall be a Final Order.

(c) Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order, and such Order shall be a Final Order.

(d) Effective Date. The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order.

(e) Governmental Approvals. All waiting periods imposed by any Governmental Entity or Antitrust Authority in connection with the transactions contemplated by this Agreement shall have terminated or expired and all authorizations, approvals, consents or clearances under the Antitrust Laws or otherwise required in connection with the transactions contemplated by this Agreement shall have been obtained or filed.

(f) No Legal Impediment to Issuance. No Law or Order shall have become effective or been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by this Agreement.

(g) Representations and Warranties.

(i) The representations and warranties of the Commitment Parties, Reserve Parties and QPGL contained in this Agreement that are qualified by “materiality” or “material adverse effect” or words of similar import shall be true and correct in all respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct in all respects only as of the specified date).

(ii) The representations and warranties of the Commitment Parties, Reserve Parties and QPGL contained in this Agreement that are not qualified by “materiality” or “material adverse effect” or words of similar import shall be true and correct in all material respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct in all material respects only as of the specified date).

(h) Covenants. Each of the Commitment Parties, severally and not jointly, shall have performed and complied (A) in all respects with their covenants and agreements contained in Section 2.2(a) and Section 2.3(a), and (B) in all material respects, with all of their other covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Closing Date.

Section 7.4 Conditions to the Obligations of QPGL. The obligations of QPGL to consummate the transactions contemplated hereby shall be subject to (unless waived by QPGL) the satisfaction of each of the following conditions prior to or at the Closing:

(a) Approval Order. The Bankruptcy Court shall have entered the Approval Order in form and substance reasonably acceptable to QPGL (solely with respect to those provisions that implement the QP Private Placement or the Global Settlement), and such Order shall be, or shall have become, a Final Order.

(b) Disclosure Statement Order. The Bankruptcy Court shall have entered the Disclosure Statement Order in form and substance reasonably acceptable to QPGL (solely with respect to those provisions that implement the QP Private Placement or the Global Settlement), and such Order shall be a Final Order.

(c) Confirmation Order. The Bankruptcy Court shall have entered the Confirmation Order in form and substance reasonably satisfactory to QPGL (solely with respect to those provisions that implement the QP Private Placement or the Global Settlement), and such Order shall be a Final Order.

(d) Effective Date. The Effective Date shall have occurred, or shall be deemed to have occurred concurrently with the Closing, as applicable, in accordance with the terms and conditions in the Plan and in the Confirmation Order.

(e) Reorganized Company Organizational Documents. The Reorganized Company Organizational Documents shall have been duly approved and adopted and shall be in full force and effect.

(f) Governmental Approvals. All waiting periods imposed by any Governmental Entity or Antitrust Authority in connection with the transactions contemplated by this Agreement shall have terminated or expired and all authorizations, approvals, consents or clearances under the Antitrust Laws or otherwise required by any Governmental Entity in connection with the transactions contemplated by this Agreement shall have been obtained or filed.

(g) No Legal Impediment to Issuance. No Law or Order shall have become effective or been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the transactions contemplated by this Agreement;

(h) Representations and Warranties.

(i) The representations and warranties of the Debtors contained in Section 4.8 shall be true and correct in all respects on and as of the Closing Date with the same effect as if made on and as of the Closing Date (except for such representations and warranties made as of a specified date, which shall be true and correct only as of the specified date).

(ii) The representations and warranties of the Debtors contained in Section 4.2, Section 4.3, Section 4.4 and Section 4.5(b) shall be true and correct in all material respects on and as of the Closing Date after giving effect to the Plan with the same effect as if made on and as of the Closing Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct in all material respects only as of the specified date).

(iii) The representations and warranties of the Debtors contained in this Agreement other than those referred to in clauses (i) and (ii) above shall be true and correct (disregarding all materiality or Material Adverse Effect qualifiers) on and as of the Closing Date after giving effect to the Plan with the same effect as if made on and as of the Closing Date after giving effect to the Plan (except for such representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except where the failure to be so true and correct does not constitute, individually or in the aggregate, a Material Adverse Effect.

(i) Covenants. The Debtors shall have performed and complied, in all material respects, with all of their respective covenants and agreements contained in this Agreement that contemplate, by their terms, performance or compliance prior to the Closing Date.

(j) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred, and there shall not exist, any Event that constitutes, individually or in the aggregate, a Material Adverse Effect.

(k) Officer’s Certificate. QPGL shall have received on and as of the Closing Date a certificate of the chief executive officer or chief financial officer of the Company confirming that the conditions set forth in subparagraphs (h) (i) and (j) of this Section 7.4 have been satisfied.

ARTICLE VIII

INDEMNIFICATION AND CONTRIBUTION

Section 8.1 Indemnification Obligations. Following the entry of the Approval Order, the Company, the Reorganized Debtors and the other Debtors (the “Indemnifying Parties” and each, an “Indemnifying Party”) shall, jointly and severally, indemnify and hold harmless each Commitment Party, each Reserve Party, QPGL, and their respective Affiliates, equity holders, members, partners, general partners, managers and its and their respective Representatives and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and costs and expenses (other than Taxes of the Commitment Parties, Reserve Parties or QPGL, as applicable, except to the extent otherwise provided for in this Agreement) arising out of a claim asserted by a third party (collectively, “Losses”) that any such Indemnified Person may incur or to which any such Indemnified Person may become subject arising out of or in connection with this Agreement, including the Commitment, the Investment, the payment of the Commitment Premium or the use of the proceeds of the Investment, or any claim, challenge, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any Indemnified Person is a party thereto, whether or not such proceedings are brought by the Company, the Reorganized Debtors, the other Debtors, their respective equity holders, Affiliates, creditors or any other Person, and reimburse each Indemnified Person upon demand for reasonable documented (with such documentation subject to redaction to preserve attorney client and work product privileges) legal or other third-party out-of-pocket expenses incurred in connection with investigating, preparing to defend or defending any lawsuit, investigation, claim or other proceeding relating to any of the foregoing, irrespective of whether or not the transactions contemplated by this Agreement or the Plan are consummated or whether or not this Agreement is terminated; provided, that the foregoing indemnity will not, as to any Indemnified Person, apply to Losses (a) as to a Defaulting Commitment Party, its Related Parties or any Indemnified Person related thereto, caused by or arising from a Commitment Party Default by such Commitment Party, (b) as to a Defaulting Reserve Party, its Related Parties or any Indemnified Person related thereto, caused by or arising from a Reserve Party Default by such Reserve Party, (c) as to QPGL, its Related Parties or any Indemnified Person related thereto, caused by or arising from QPGL’s failure to cause the full purchase of the QP Private Placement Shares in the QP Private Placement, or (d) to the extent they are found by a final, non-appealable judgment of a court of competent jurisdiction, whether such judgment is in such underlying action, suit or proceeding, or otherwise, to arise from the fraud, bad faith, willful misconduct or gross negligence of such Indemnified Person.

Section 8.2 Indemnification Procedure. Promptly after receipt by an Indemnified Person of notice of the commencement of any claim, challenge, litigation, investigation or proceeding (an “Indemnified Claim”), such Indemnified Person will, if a claim is to be made hereunder against the Indemnifying Party in respect thereof, notify the Indemnifying Party in writing of the commencement thereof; provided, that (a) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder except to the extent it has been materially prejudiced by such failure and (b) the omission to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have to such Indemnified Person otherwise than on account of this Article VIII. In case any such Indemnified Claims are brought against any Indemnified Person and it notifies the Indemnifying Party of the commencement thereof, the Indemnifying Party will be entitled to participate therein, and, at its election by providing written notice to such Indemnified Person, the Indemnifying Party will be entitled to assume the defense thereof, with counsel reasonably acceptable to such Indemnified Person; provided, that if the parties (including any impleaded parties) to any such Indemnified Claims include both such Indemnified Person and the Indemnifying Party and based on advice of such Indemnified Person’s counsel there are legal defenses available to such Indemnified Person that are different from or additional to those available to the Indemnifying Party or another Indemnified Person, such Indemnified Person shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such Indemnified Claims. Upon receipt of notice from the Indemnifying Party to such Indemnified Person of its election to so assume the defense of such Indemnified Claims with counsel reasonably acceptable to the Indemnified Person, the Indemnifying Party shall not be liable to such Indemnified Person for expenses incurred by such Indemnified Person in connection with the defense thereof or participation therein (other than reasonable costs of investigation) unless (i) such Indemnified Person shall have employed separate counsel (in addition to any local counsel) in connection with the assertion of legal defenses in accordance with the proviso to the immediately preceding sentence (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one separate counsel representing the Indemnified Persons who are parties to such

Indemnified Claims (in addition to one local counsel in each jurisdiction in which local counsel is required)) unless, based on advice of such Indemnified Person’s counsel, there are legal defenses available to such Indemnified Person that are different from or additional to those available to other Indemnified Persons, (ii) the Indemnifying Party shall not have employed counsel reasonably acceptable to such Indemnified Person to represent such Indemnified Person within a reasonable time after the Indemnifying Party has received notice of commencement of the Indemnified Claims from, or delivered on behalf of, the Indemnified Person, (iii) after the Indemnifying Party assumes the defense of the Indemnified Claims, the Indemnified Person determines in good faith that the Indemnifying Party has failed or is failing to defend such claim and provides written notice of such determination and the basis for such determination, and such failure is not reasonably cured within ten (10) Business Days of receipt of such notice, or (iv) the Indemnifying Party shall have authorized in writing the employment of counsel for such Indemnified Person. Notwithstanding anything herein to the contrary, the Debtors shall have sole control over any Tax controversy or Tax audit and shall be permitted to settle any liability for Taxes of the Debtors.

Section 8.3 Settlement of Indemnified Claims. In connection with any Indemnified Claim for which an Indemnified Person is assuming the defense in accordance with this Article VIII, the Indemnifying Party shall not be liable for any settlement of any Indemnified Claims effected by such Indemnified Person without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). If any settlement of any Indemnified Claims is consummated with the written consent of the Indemnifying Party or if there is a final judgment for the plaintiff in any such Indemnified Claims, the Indemnifying Party agrees to indemnify and hold harmless each Indemnified Person from and against any and all Losses by reason of such settlement or judgment to the extent such Losses are otherwise subject to indemnification by the Indemnifying Party hereunder in accordance with, and subject to the limitations of, this Article VIII. The Indemnifying Party shall not, without the prior written consent of an Indemnified Person (which consent shall be granted or withheld, conditioned or delayed in the Indemnified Person’s sole discretion), effect any settlement of any pending or threatened Indemnified Claims in respect of which indemnity or contribution has been sought hereunder by such Indemnified Person unless (i) such settlement includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability on the claims that are the subject matter of such Indemnified Claims and (ii) such settlement does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

Section 8.4 Contribution. If for any reason the foregoing indemnification is unavailable to any Indemnified Person or insufficient to hold it harmless from Losses that are subject to indemnification pursuant to Section 8.1, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Person as a result of such Loss in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, but also the relative fault of the Indemnifying Party, on the one hand, and such Indemnified Person, on the other hand, as well as any relevant equitable considerations. It is hereby agreed that the relative benefits to the Indemnifying Party, on the one hand, and all Indemnified Persons, on the other hand, shall be deemed to be in the same proportion as (a) the total value received or proposed to be received by the Company and the Reorganized Debtors pursuant to the issuance and sale of the Investment Shares in the Investment contemplated by this Agreement and the Plan (including, for the avoidance of doubt, the QP Private Placement Shares) bears to (b) the Commitment Premium paid or proposed to be paid to the Commitment Parties. The Indemnifying Parties also agree that no Indemnified Person shall have any liability based on their comparative or contributory negligence or otherwise to the Indemnifying Parties, any Person asserting claims on behalf of or in right of any of the Indemnifying Parties, or any other Person in connection with an Indemnified Claim.

Section 8.5 Treatment of Indemnification Payments. All amounts paid by an Indemnifying Party to an Indemnified Person under this Article VIII shall, to the extent permitted by applicable Law, be treated as adjustments to the Per Share Purchase Price for all Tax purposes. The provisions of this Article VIII are an integral part of the transactions contemplated by this Agreement and without these provisions the Commitment Parties and Reserve Parties would not have entered into this Agreement. The Approval Order shall provide that the obligations of the Company and the Reorganized Debtors under this Article VIII shall constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code and are payable without further Order of the Bankruptcy Court, and that the Company and the Reorganized Debtors may comply with the requirements of this Article VIII without further Order of the Bankruptcy Court.

Section 8.6 No Survival. All representations, warranties, covenants and agreements made in this Agreement shall not survive the Closing Date except for covenants and agreements that by their terms are to be satisfied after the Closing Date, which covenants and agreements shall survive until satisfied in accordance with their terms.

ARTICLE IX

TERMINATION

Section 9.1 Consensual Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date by mutual written consent of the Company and the Requisite Commitment Parties.

Section 9.2 Termination by Requisite Commitment Parties. The Requisite Commitment Parties, upon written notice to the Company, shall have the right, without restriction or restraint by any stay under sections 362 or 105 of the Bankruptcy Code (which will be deemed to be modified and vacated to the extent necessary to permit such exercise of rights and remedies and the taking of such actions), to terminate this Agreement upon the occurrence of any of the following:

(a) the Closing Date has not occurred by 11:59 p.m., New York time on November 30, 2018 (as may be extended (i) subject to Section 2.3(e), by the Requisite Commitment Parties or (ii) pursuant to Section 2.3(e), the “Outside Date”), unless prior thereto the Effective Date occurs and the Rights Offering and the Private Placements have been consummated;

(b) the Bankruptcy Court shall not have entered an order confirming the Plan on or before November 7, 2018;

(c) (i) the Company or the other Debtors have breached any representation, warranty, covenant or other agreement made by the Company or the other Debtors in this Agreement or such representation or warranty shall have become inaccurate and such breach or inaccuracy would, individually or in the aggregate, cause a condition set forth in Section 7.1(j), Section 7.1(k) or Section 7.1(l) not to be satisfied, (ii) the Requisite Commitment Parties or Reserve Parties shall have delivered written notice of such breach or inaccuracy to the Company, (iii) such breach or inaccuracy is not cured by the Company or the other Debtors by the tenth (10th) Business Day after receipt of such notice, and (iv) as a result of such failure to cure, any condition set forth in Section 7.1(j), Section 7.1(k) or Section 7.1(l) is not capable of being satisfied or has not been satisfied by the date on which such condition must, by its terms, be satisfied; provided, that the Requisite Commitment Parties may not terminate this Agreement pursuant to this Section 9.2(c) if the Commitment Parties are then in willful or intentional breach of this Agreement;

(d) any Law or final and non-appealable Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the Rights Offering or the transactions contemplated by this Agreement, or the other Transaction Agreements in a way that cannot be remedied by the Debtors to the reasonable satisfaction of the Requisite Commitment Parties;

(e) the Debtors (i) terminate the Adequate Protection Order or (ii) exercise their right to terminate their obligation to pay Current Payment Obligations (as defined in the Adequate Protection Order) under paragraph 23 of the Adequate Protection Order;

(f) [Reserved];

(g) subject to the Commitment Parties’ discharge of their obligations set forth in Section 6.5, the Approval Order, Disclosure Statement Order, or Confirmation Order is terminated, reversed, stayed, dismissed or vacated, or any such Order is modified or amended after entry without the prior written acquiescence or written consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties in a manner that prevents or prohibits the consummation of the Investment that is contemplated in this Agreement in a way that cannot be remedied by the Debtors to the reasonable satisfaction of the Requisite Commitment Parties or that changes the economic terms of this Agreement;

(h) subject to the Commitment Parties’ discharge of their obligations set forth in Section 6.5, any of the Orders approving this Agreement, the Rights Offering Procedures, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed or vacated, or any such Order is modified or amended without the written acquiescence or written consent (not to be unreasonably withheld, conditioned or delayed) of the Requisite Commitment Parties (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the Investment that is contemplated in this Agreement in a way that cannot be remedied by the Debtors to the reasonable satisfaction of the Requisite Commitment Parties or that changes the economic terms of this Agreement;

(i) the Bankruptcy Court has not entered the Approval Order by September 28, 2018; provided, that with respect to this subclause (i), notice to the Company shall not be required for termination;

(j) the Company shall have (i) withdrawn the Plan, or (ii) made a public announcement of its intention not to pursue the Investment;

(k) any of the following events shall have occurred:

(i) the Bankruptcy Court shall not have entered the Disclosure Statement Order on or before September 28, 2018;

(ii) provided that the Debtors have not entered into an Alternative DIP Proposal, the Bankruptcy Court shall not have entered an order approving the DIP Financing on or before September 28, 2018;

(l) the Company shall have filed any motion or other filing seeking dismissal of any of the Chapter 11 Cases, the appointment of a trustee or examiner with expanded powers in the bankruptcy, the conversion of any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code; or

(m) there has been a Company Material Adverse Effect.

Section 9.3 Termination by the Company.

This Agreement may be terminated by the Company upon written notice to each Commitment Party, Reserve Party and QPGL upon the occurrence of any of the following Events, subject to the rights of the Company to fully and conditionally waive, in writing, on a prospective or retroactive basis the occurrence of such Event:

(a) any Law or final and non-appealable Order shall have been enacted, adopted or issued by any Governmental Entity that prohibits the implementation of the Plan or the Rights Offering or the transactions contemplated by this Agreement or the other Transaction Agreements in a way that cannot be remedied by the Debtors subject to the reasonable satisfaction of the Requisite Commitment Parties;

(b) subject to the right of the Commitment Parties to arrange a Commitment Party Replacement in compliance with Section 2.3(a) (which will be deemed to cure any breach by the replaced Commitment Party pursuant to this subsection (b)), (i) any Commitment Party shall have breached any representation, warranty, covenant or other agreement made by such Commitment Party in this Agreement or any such representation or warranty shall have become inaccurate and such breach or inaccuracy would, individually or in the aggregate, cause a condition set forth in Section 7.3(g) or Section 7.3(h) not to be satisfied, (ii) the Company shall have delivered written notice of such breach or inaccuracy to such Commitment Party, (iii) such breach or inaccuracy is not cured by such Commitment Party by the tenth (10th) Business Day after receipt of such notice, and (iv) as a result of such failure to cure, any condition set forth in Section 7.3(g) or Section 7.3(h) is not capable of being satisfied; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(b) if it is then in willful or intentional breach of this Agreement;

(c) subject to the Debtors’ discharge of their obligations set forth in Section 6.5, the Approval Order, Disclosure Statement Order, or Confirmation Order is terminated, reversed, stayed, dismissed or vacated, or any such Order is modified or amended after entry without the prior written acquiescence or written consent (not to be unreasonably withheld, conditioned or delayed) of the Company in a manner that prevents or prohibits the consummation of the Investment that is contemplated by this Agreement in a way that cannot be remedied by the Commitment Parties, Reserve Parties or QPGL subject to the reasonable satisfaction of the Debtors or that changes the economic terms of this Agreement;

(d) subject to the Debtors’ discharge of their obligations set forth in Section 6.5, any of the Orders approving this Agreement, the Rights Offering Procedures, the Plan or the Disclosure Statement, or the Confirmation Order are reversed, stayed, dismissed, vacated or modified or amended without the prior written acquiescence or written consent (not to be unreasonably withheld, conditioned or delayed) of the Company (and such action has not been reversed or vacated within thirty (30) calendar days after its issuance) in a manner that prevents or prohibits the consummation of the Investment that is contemplated in this Agreement in a way that cannot be remedied by the Commitment Parties, Reserve Parties or QPGL subject to the reasonable satisfaction of the Debtors or that changes the economic terms of this Agreement;

(e) the board of directors of the Company determines that continued performance under this Agreement (including taking any action or refraining from taking any action and including, without limitation, the Plan or solicitation of the Plan) would be inconsistent with the exercise of its fiduciary duties (as reasonably determined by the Company in good faith after consultation with outside legal counsel and based on the advice of such counsel);

(f) [Reserved]; or

(g) the Closing Date has not occurred by the Outside Date (as the same may be extended); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3(g) if it is then in willful or intentional breach of this Agreement.

Section 9.4 Termination by QPGL.

This Agreement may be terminated by QPGL, solely with respect to QPGL, (a) upon an amendment or modification to this Agreement or any other Transaction Agreements that materially and adversely affects the economic substance or the legal rights, remedies, or benefits to QPGL that is inconsistent with the terms of this Agreement or the Global Settlement unless otherwise expressly consented to in writing and signed by QPGL or (b) if the New Shareholders Agreement or any other document referred to in Section 6.15 is not reasonably acceptable to QPGL. For the avoidance of doubt, if this Agreement is terminated pursuant to this Section 9.4, the QP Private Placement Shares shall be deemed Unsubscribed Shares.

Section 9.5 Effect of Termination.

(a) Upon termination of this Agreement pursuant to this Article IX, this Agreement shall forthwith become void and there shall be no further obligations or liabilities on the part of the Parties; provided, that (i) the obligations of the Debtors to pay the Commitment Premium pursuant to and in accordance with Section 3.2, to the extent payable, shall survive the termination of this Agreement and shall remain in full force and effect in each case, until such obligations have been satisfied, (ii) the provisions set forth in Article VIII and Article X shall survive the termination of this Agreement in accordance with their terms, in each case so long as the Approval Order has been entered by the Bankruptcy Court prior to the date of termination, and (iii) subject to Section 10.10 and except as stated in Section 9.5(b), nothing in this Section 9.5 shall relieve any Party from liability for any willful or intentional breach of this Agreement. For purposes of this Agreement, “willful or intentional breach” means a breach of this Agreement that is a consequence of an act undertaken by the breaching Party with the knowledge that the taking of such act would, or would reasonably be expected to, cause a breach of this Agreement.

(b) If this Agreement is terminated by the Company or the Requisite Commitment Parties for any reason other than by (i) consent of the parties under Section 9.1 hereof, (ii) the Company pursuant to Section 9.3(b), (c) or (d) hereof, or (iii) the Requisite Commitment Parties pursuant to Section 9.2(d), (g), (h) or (k) hereof, the Debtors shall, promptly after the date of such termination, pay the Commitment Premium set forth in Section 3.2 entirely in cash to the Commitment Parties or their designees. To the extent that all amounts due in respect of the Commitment Premium pursuant to this Section 9.5(b) have actually been paid by the Debtors to the Commitment Parties in connection with a termination of this Agreement, the Commitment Parties shall not have any additional recourse against the Debtors for any obligations or liabilities relating to or arising from this Agreement, including any claims that the Debtors willfully or intentionally breached this Agreement. Except as set forth in this Section 9.5(b), the Commitment Premium shall not be payable upon the termination of this Agreement. The Commitment Premium shall, pursuant to the Approval Order, constitute allowed administrative expenses of the Debtors’ estate under sections 503(b) and 507 of the Bankruptcy Code.

Section 9.6 Automatic Termination as to QPGL.

This Agreement shall terminate solely with respect to QPGL and any Affiliate Transferee, and QPGL and any Affiliate Transferee shall not have the right to purchase any QP Private Placement Shares in the QP Private Placement if QPGL or any Affiliate Transferee fails to deliver the QP Certification in accordance with Section 2.4(c). For the avoidance of doubt, if this Agreement is terminated pursuant to this Section 9.6, the QP Private Placement Shares shall be deemed Unsubscribed Shares.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as may be specified by like notice):

(a)	If to the Company or any of the other Debtors:

Pacific Drilling S.A.

Attn: Lisa Buchanan, General Counsel

11700 Katy Freeway, Suite 175

Houston, Texas 77079

Tel: (832) 255-0519

Fax: (832) 201-9883

Email: l.buchanan@pacificdrilling.com

with copies (which shall not constitute notice) to:

Togut, Segal & Segal LLP

Attn: Albert Togut, Frank A. Oswald and Kyle J. Ortiz

One Penn Plaza, Suite 3335

New York, New York 10119

Tel: (212) 594-5000

Fax: (212) 967-4258

E-mail: altogut@teamtogut.com; foswald@teamtogut.com;

kortiz@teamtogut.com

Jones Walker LLP

Attn: Dionne Rousseau, Curtis R. Hearn, and Daniella Silberstein

201 St. Charles Avenue, Suite 5100

New Orleans, LA 70170

Tel: 1.504.582.8308

Fax: 1.504.589.8308

E-mail: drousseau@joneswalker.com; chearn@joneswalker.com; dsilberstein@joneswalker.com

(b)	If to the Commitment Parties and/or the Reserve Parties:

To each Commitment Party or Reserve Party, as applicable, at the addresses or e-mail addresses set forth below the Commitment Party’s or Reserve Party’s, as applicable, signature in its signature page to this Agreement.

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attn.: Andrew Rosenberg

1285 Avenue of the Americas

New York, New York 10019-6064

Tel: (212) 373-3000

Fax: (212) 757-3990

Email: arosenberg@paulweiss.com

(c)	If to QPGL:

Quantum Pacific (Gibraltar) Limited

57/63 Line Wall Road, Gibraltar

Phone: (377) 977-6310

E-mail: frank@quantum-pacific.mc

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036-6522

Attention: Jay M Goffman and George R. Howard

E-mail: jay.goffman@skadden.com, george.howard@skadden.com

Section 10.2 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the Company and the Requisite Commitment Parties, other than an assignment by a Commitment Party, Reserve Party or QPGL expressly permitted by Section 2.3 or Section 2.6 and any purported assignment in violation of this Section 10.2 shall be void ab initio. Except as provided in Article VIII with respect to the Indemnified Persons, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any Person any rights or remedies under this Agreement other than the Parties.

Section 10.3 Prior Negotiations; Entire Agreement.

(a) This Agreement (including the agreements attached as Exhibits to and the documents and instruments referred to in this Agreement) constitute the entire agreement of the Parties and supersedes all prior agreements, arrangements or understandings, whether written or oral, among the Parties with respect to the subject matter of this Agreement, except that the Parties hereto acknowledge that any confidentiality agreements heretofore executed among the Parties and the Global Settlement will each continue in full force and effect.

(b) Notwithstanding anything to the contrary in the Plan (including any amendments, supplements or modifications thereto) or the Confirmation Order (and any amendments, supplements or modifications thereto) or an affirmative vote to accept the Plan submitted by any Commitment Party or Reserve Party, nothing contained in the Plan (including any amendments, supplements or modifications thereto) or Confirmation Order (including any amendments, supplements or modifications thereto) shall alter, amend or modify the rights of the Commitment Parties, Reserve Parties or QPGL under this Agreement unless such alteration, amendment or modification has been made in accordance with Section 10.7.

Section 10.4 Governing Law; Venue. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO SUCH STATE’S CHOICE OF LAW PROVISIONS WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION. BY ITS EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY AGREES FOR ITSELF THAT ANY LEGAL ACTION, SUIT, OR PROCEEDING AGAINST IT WITH RESPECT TO ANY MATTER ARISING UNDER OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT RENDERED IN ANY SUCH ACTION, SUIT, OR PROCEEDING, SHALL BE BROUGHT IN THE BANKRUPTCY COURT, AND BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH OF THE PARTIES IRREVOCABLY ACCEPTS AND SUBMITS ITSELF TO THE EXCLUSIVE JURISDICTION OF SUCH COURT, GENERALLY AND UNCONDITIONALLY, WITH RESPECT TO ANY SUCH ACTION, SUIT OR PROCEEDING. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING TO AN ADDRESS PROVIDED IN WRITING BY THE RECIPIENT OF SUCH MAILING, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

Section 10.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY JURISDICTION IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE AMONG THE PARTIES UNDER THIS AGREEMENT, WHETHER IN CONTRACT, TORT OR OTHERWISE.

Section 10.6 Counterparts. This Agreement may be executed in any number of counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to each other Party (including via facsimile or other electronic transmission), it being understood that each Party need not sign the same counterpart.

Section 10.7 Waivers and Amendments; Rights Cumulative; Consent.

(a) This Agreement may be amended, restated, modified or changed only by a written instrument signed by the Company and the Requisite Commitment Parties; provided, that (i) any Commitment Party’s prior written consent shall be required for any amendment that would, directly or indirectly: (A) modify such Commitment Party’s Commitment Percentage,

(B) change the Per Share Purchase Price (subject to subclause (iv) below), (C) decrease the Commitment Premium or adversely modify in any material respect the method of payment thereof, (D) increase the Commitment of such Commitment Party or (E) have a materially adverse effect on such Commitment Party; (ii) the prior written consent of each Commitment Party shall be required for any amendment to the definition of “Requisite Commitment Parties”; (iii) any Reserve Party’s prior written consent shall be required for any amendment that would, directly or indirectly have a materially adverse effect on such Reserve Party; (iv) QPGL’s prior written consent shall be required for any amendment, modification or change that impacts QPGL’s rights and obligations hereunder, including any change to the Per Share Purchase Price and the amount and/or number of New Common Shares to be issued pursuant to, the Investment; and (v) no amendment or modification of the rights or obligations of the Commitment Parties or the terms of the Investment as set forth under this Agreement may be made unless either (A) such amendments or modifications are applied to the rights or obligations of each of the Commitment Parties mutatis mutandis or applied to the terms of the Investment mutatis mutandis or (B) the Requisite Commitment Parties consent to such amendment or modification.

(b) Notwithstanding the foregoing, the Commitment Schedule shall be revised as necessary, without requiring a written instrument signed by the Company and the Requisite Commitment Parties, to reflect changes in the composition of the Commitment Parties and their respective Commitment Percentages as a result of (i) transfers, on or prior to the Rights Offering Commencement Date, of Allowed 2017 Notes Claims (as defined in the Plan), Allowed 2020 Notes Claims (as defined in the Plan), and Allowed Term Loan B Claims (as defined in the Plan) in accordance with the Rights Offering Procedures, and (ii) Transfers pursuant to Section 2.3 and Section 2.6 hereof.

(c) The terms and conditions of this Agreement (other than the conditions set forth in Section 7.1 and Section 7.3, the waiver of which shall be governed solely by Article VII) may be waived (A) by the Debtors only by a written instrument executed by the Company and (B) by the Requisite Commitment Parties only by a written instrument executed by the Requisite Commitment Parties. No delay on the part of any Party in exercising any right, power or privilege pursuant to this Agreement will operate as a waiver thereof, nor will any waiver on the part of any Party of any right, power or privilege pursuant to this Agreement, nor will any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement.

Section 10.8 Headings. The headings in this Agreement are for reference purposes only and will not in any way affect the meaning or interpretation of this Agreement.

Section 10.9 Specific Performance. It is understood and agreed by the Parties that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Unless otherwise expressly stated in this Agreement, no right or remedy described or provided in this Agreement is intended to be exclusive or to preclude a Party from pursuing other rights and remedies to the extent available under this Agreement, at law or in equity.

Section 10.10 Damages. Notwithstanding anything to the contrary in this Agreement, none of the Parties will be liable for, and none of the Parties shall claim or seek to recover, any punitive, special, indirect or consequential damages or damages for lost profits.

Section 10.11 No Reliance. No Commitment Party, Reserve Party, QPGL or any of their respective Related Parties shall have any duties or obligations to the other Commitment Parties, Reserve Parties or QPGL in respect of this Agreement, except those expressly set forth herein or in the Rights Offering Procedures. Without limiting the generality of the foregoing, (a) no Commitment Party, Reserve Party, QPGL or any of their respective Related Parties shall be subject to any fiduciary or other implied duties to the other Commitment Parties, Reserve Parties or QPGL, (b) no Commitment Party, Reserve Party, QPGL or any of their respective Related Parties shall have any duty to take any discretionary action or exercise any discretionary powers on behalf of any other Commitment Party, Reserve Party or QPGL, (c) no Commitment Party, Reserve Party, QPGL or any of their respective Related Parties shall have any duty to the other Commitment Parties, Reserve Parties or QPGL to obtain, through the exercise of diligence or otherwise, to investigate, confirm, or disclose to the other Commitment Parties, Reserve Parties or QPGL any information relating to the Company or any of its Subsidiaries that may have been communicated to or obtained by such Commitment Party, Reserve Party, QPGL or any of their Respective Affiliates in any capacity, (d) no Commitment Party, Reserve Party or QPGL may rely, and each Commitment Party, Reserve Party and QPGL confirms that it has not relied, on any due diligence investigation that any other Commitment Party, Reserve Party, QPGL or any Person acting on behalf of such other Commitment Party, Reserve Party or QPGL, as applicable, may have conducted with respect to the Company or any of its Affiliates or any of their respective securities, (e) each Commitment Party acknowledges that no other Commitment Party is acting as a placement agent, initial purchaser, underwriter, broker or finder with respect to its Commitment Percentage of the aggregate Commitment, and (f) each Reserve Party acknowledges that no other Reserve Party is acting as a placement agent, initial purchaser, underwriter, broker or finder with respect to its pro rata share of the Reserve Party Commitment.

Section 10.12 Publicity.

(a) Other than as may be required by applicable Law, no Party shall issue any press release, make any filing with the SEC (other than as required under applicable securities law and regulation as reasonably determined in good faith by outside counsel to the Debtors or such other Party as the case may be) or make any other public announcement regarding this Agreement without the consent of the Debtors and the Requisite Commitment Parties, which consent shall not be unreasonably delayed, conditioned, or withheld, and each Party shall coordinate with the other Parties regarding any public statements made, including any communications with the press, public filings or filings with the SEC, with respect to this Agreement; for the avoidance of doubt, each Party shall have the right, without any obligation to any other Party, to decline to comment to the press with respect to this Agreement.

(b) Under no circumstances may any Party make any public disclosure of any kind that would disclose (i) the particular holdings of any Commitment Party, Reserve Party or QPGL or (ii) the identity of any Commitment Party, Reserve Party or QPGL, in each case without the prior written consent of such Commitment Party, Reserve Party or QPGL, as applicable; provided, that (w) the Debtors may disclose such identities and the aggregate holdings of the Commitment Parties but not individual holdings of any individual Commitment Party, Reserve Party or QPGL (which shall be treated as “advisors’ eyes only”) in any filing with the SEC in respect of this Agreement and in any materials filed in the Chapter 11 Cases in support of the Approval Motion; (x) the Debtors may disclose such identities or amounts without consent to the extent that, upon the advice of counsel, it is required to do so by any governmental or regulatory authority (including as it may be directed by the SEC) or court of competent jurisdiction (including the Bankruptcy Court), or by applicable law, in which case the Debtors, prior to making such disclosure, shall allow the Commitment Parties, Reserve Parties or QPGL to whom such disclosure relates reasonable time at its own cost to seek a protective order with respect to such disclosures, (y) the Debtors may disclose the existence and terms of this Agreement, including the execution of this Agreement by the Commitment Parties, the Reserve Parties and QPGL, and (z) the Debtors may disclose the aggregate percentage or aggregate principal amount held by the Commitment Parties. The Debtors shall not use the name of any Commitment Party, Reserve Party or QPGL in any press release without such Party’s prior written consent.

(c) The Debtors will issue a press release announcing this Agreement within four (4) Business Days following the execution of this Agreement and provide the counsel and financial advisors designated by the Commitment Parties, Reserve Parties and QPGL with a draft of such press release and all future press releases, public filings, public announcements or other communications with any news media relating to this Agreement at least one (1) business day prior to issuing such releases, filings, announcements or other communications, unless an earlier disclosure is required by applicable Law, in which case the Debtors will provide as much notice as practicable under the circumstances; provided, that the Debtors shall be under no obligation to consult with, or obtain the prior approval of, any other Party as it relates to communications with vendors, customers and other third parties regarding the general nature of the Plan Financing Transactions.

Section 10.13 Settlement Discussions. This Agreement and the transactions contemplated herein are part of a proposed settlement of a dispute between the Parties. Nothing herein shall be deemed an admission of any kind. Pursuant to Section 408 of the U.S. Federal Rules of Evidence and any applicable state rules of evidence, this Agreement and all negotiations relating thereto shall not be admissible into evidence in any Legal Proceeding, except to the extent filed with, or disclosed to, the Bankruptcy Court in connection with the Chapter 11 Cases (other than a Legal Proceeding to approve or enforce the terms of this Agreement).

Section 10.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that certain of the Parties may be partnerships or limited liability companies, each Party covenants, agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Party’s Affiliates, or any of such

Party’s Affiliates’ or respective Related Parties in each case other than the Parties to this Agreement and each of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any Party under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, that nothing in this Section 10.14 shall relieve or otherwise limit the liability of any Party hereto or any of their respective successors or permitted assigns for any breach or violation of its obligations under this Agreement or such other documents or instruments. For the avoidance of doubt, none of the Parties will have any recourse, be entitled to commence any proceeding or make any claim under this Agreement or in connection with the transactions contemplated hereby except against any of the Parties or their respective successors and permitted assigns, as applicable.

Section 10.15 Relationship Among Parties.

(a) Notwithstanding anything herein to the contrary, the duties and obligations of the Commitment Parties, the Reserve Parties, QPGL, and the Debtors arising under this Agreement shall be several, not joint. No Party shall have any responsibility by virtue of this Agreement for any trading by any other entity. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement. Nothing contained herein and no action taken by any Commitment Party, Reserve Party or QPGL pursuant to this Agreement shall be deemed to constitute or to create a presumption by any parties that the Commitment Parties, Reserve Parties and QPGL are in any way acting in concert or as a “group” (or a joint venture, partnership or association), and the Debtors will not assert any such claim with respect to such obligations or the transactions contemplated by this Agreement. The Debtors acknowledge and each Commitment Party, each Reserve Party and QPGL confirms that it has independently participated in the negotiation of the transactions contemplated under this Agreement with the advice of counsel and advisors.

(b) In connection with any matter requiring consent or a request of the Requisite Commitment Parties under this Agreement, there is no requirement or obligation that such holders agree among themselves to take such action and no agreement among such holders with respect to any such action. In connection with any matter that may be requested by the Requisite Commitment Parties, each such holder may, through its counsel, make such request; provided, that the Company will only be required to take such action if it receives the request of the Requisite Commitment Parties, as the case may be. In connection with any matter requiring consent of the Requisite Commitment Parties hereunder, the Company will solicit consent independently from each such holder or its respective counsel; provided, that such consent shall only be granted if the approval of the Requisite Commitment Parties (as applicable) is obtained.

(c) It is understood and agreed that none of the Commitment Parties, Reserve Parties or QPGL has any duty of trust or confidence in any form with any other Commitment Party, Reserve Party, QPGL, the Debtors, or any of the Debtors’ creditors or other stakeholders and, except as expressly provided in this Agreement (or any other written agreement between the Parties, except as otherwise provided in Section 10.3), there are no agreements, commitments or undertakings by, among or between any of them with respect to the subject matter hereof. For the avoidance of doubt, the foregoing sentence does not include any fiduciary obligations owed by any Commitment Party, Reserve Party, QPGL or Affiliate Transferee that has been appointed an officer of any Debtor.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned Parties have duly executed this Agreement as of the date first above written.

PACIFIC DRILLING S.A.

By:
Name:
Title:

[Signature page to Commitment Agreement (Equity)]

[COMMITMENT PARTIES]

By:

Name:
Title:

Notice Information [Address]

[Email address]

[Attention to:]

[Signature page to Commitment Agreement (Equity)]

[RESERVE PARTIES]

By:
Name:
Title:

Notice Information [Address]

[Email address]

[Attention to:]

[Signature page to Commitment Agreement (Equity)]

[QPGL]

By:
Name:
Title:

Notice Information [Address]

[Email address]

[Attention to:]

[Signature page to Commitment Agreement (Equity)]

Schedule 1

Commitment Schedule

Commitment Party	Commitment Percentage
		%
		%
		%
		%

Total:	100.000%

Exhibit A

Global Settlement

[See attached.]

Exhibit B

Rights Offering Procedures

[See attached.]

Exhibit C

Form of Transfer Notice

TRANSFER NOTICE

[•], 2018

BY EMAIL

Pacific Drilling S.A.

11700 Katy Freeway, Suite 175

Houston, Texas 77079

Tel: (832) 255-0519

Fax: (832) 201-9883

Attn: Chief Financial Officer

Email: [•]

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Attn.: Andrew Rosenberg

1285 Avenue of the Americas

New York, New York 10019-6064

Tel: (212) 373-3000

Fax: (212) 757-3990

Email: arosenberg@paulweiss.com

[•]

[Address]

Attn: [•]

E-mail address: [•]

Ladies and Gentlemen:

Re:	Transfer Notice Under Commitment Agreement

Reference is hereby made to that certain Commitment Agreement, dated as of September 27, 2018 (the “Commitment Agreement”), by and between the Debtors and the Commitment Parties thereto, the Reserve Parties thereto and Quantum Pacific (Gibraltar) Limited. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Commitment Agreement.

The purpose of this notice (“Notice”) is to advise you, pursuant to Section 2.6 of the Commitment Agreement, of the proposed transfer by [•] (“Transferor”) to [•] (“Transferee”) of the [Commitment representing [•]% of the aggregate Commitment of all Commitment Parties as of the date hereof, which represents $[•] of the Transferor’s Commitment (or [•]% of the aggregate Commitment of all Commitment Parties) / Reserve Party Commitment which represents [•]% of the Transferor’s Reserve Party Commitment / QP Commitment, which represents [•]% of the Transferor’s QP Commitment.] [If applicable: The Transferee represents to the Debtors and the Transferor that it is a [Reserve Party / Commitment Party / party] under the Commitment Agreement.]

By signing this Notice below, Transferee represents to the Debtors and the Transferor that it will execute and deliver a joinder to the Commitment Agreement and a Joinder Agreement.

This Notice shall serve as a transfer notice in accordance with the terms of the Commitment Agreement. Please acknowledge receipt of this Notice delivered in accordance with Section 2.6 of the Commitment Agreement by returning a countersigned copy of this Notice to counsel to the Commitment Parties via the contact information set forth above.

TRANSFEROR:

[•]

By:
Name:
Title:

TRANSFEREE:

[•]

By:
Name:
Title:

Acknowledged and agreed to by and on behalf of the Debtors:

PACIFIC DRILLING S.A., as a Debtor

By:
Name:
Title:

Exhibit D

Form of Joinder Agreement

JOINDER AGREEMENT

This joinder agreement (the “Joinder Agreement”) to Commitment Agreement (Equity) dated September 27, 2018 (as amended, supplemented or otherwise modified from time to time, the “ECA”), between the Debtors (as defined in the ECA) the Commitment Parties (as defined in the ECA), the Reserve Parties (as defined in the ECA), and Quantum Pacific (Gibraltar) Limited, is executed and delivered by [•] (the “Joining Party”) as of [•], 2018 (the “Joinder Date”). Each capitalized term used herein but not otherwise defined shall have the meaning set forth in the ECA.

Agreement to be Bound. The Joining Party hereby agrees to be bound by all of the terms of the BCA, a copy of which is attached to this Joinder Agreement as Annex I (as the same has been or may be hereafter amended, restated or otherwise modified from time to time in accordance with the provisions hereof). The Joining Party shall hereafter be deemed to be a “Commitment Party” / “Reserve Party” / “QPGL” for all purposes under the ECA.

Representations and Warranties. The Joining Party hereby severally and not jointly makes the representations and warranties of the Commitment Parties set forth in Article V of the ECA to the Debtors as of the date of this Joinder Agreement.

Governing Law. This Joinder Agreement shall be governed by and construed in accordance with the laws of the State of New York without application of any choice of law provisions that would require the application of the laws of another jurisdiction.

[Signature pages follow.]

IN WITNESS WHEREOF, the Joining Party has caused this Joinder Agreement to be executed as of the Joinder Date.

JOINING PARTY

[•], by and on behalf of certain of its and its affiliates’ managed funds and/or accounts

By:
Name:
Title:

Holdings:

AGREED AND ACCEPTED AS OF THE JOINDER DATE:

PACIFIC DRILLING S.A., as Debtor

By:
Name:
Title: